FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended June 30, 2018 and
Report on Review of Interim Financial Information

Ernst &Young auditores Independentes

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s report on review of quarterly financial information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2018, which comprise the balance sheet as of June 30, 2018 and the related statements of income and comprehensive income for the three and six months periods then ended, and the statements of changes in equity and cash flows for the six months period then ended, including other explanatory information.

Management is responsible for the preparation of individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) -– Demonstração Intermediária (“CPC 21 (R1)”) and International Accounting Standard IAS 34 - Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade) and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), consistently with the rules issued by the CVM.

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 5, due the adoption of the new accounting pronouncements, the corresponding individual and consolidated figures related to the statement of financial position for the year ended December 31, 2017 and the corresponding interim financial information comprising the statements of profit or loss and comprehensive income (loss) for the three and six months period ended June 30, 2017, and of changes in equity, cash flow statement and statement of value added (supplemental information) for the six-month period ended June 30, 2017, presented for comparison purposes, were adjusted and are restated as required by CPC 23 (Accounting Policies, Changes in Accounting Estimates and Error Correction) and CPC 26(R1) - Presentation of Financial Statements. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the six months period ended June 30, 2018, prepared under the responsibility of  the Company’s management, the presentation of which in the interim financial information is required by the rules issued by the CVM applicable to preparation of Quarterly Information Form (ITR), and considered as supplementary information under IFRS – International Financial Reporting Standards, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the overall individual and consolidated interim financial information.

São Paulo, July 24, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

Company Information

Capital Composition	4
Individual Interim Financial Information
Balance Sheet – Assets	5
Balance Sheet – Liabilities	6
Statement of Operations	7
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Shareholders’ Equity
1/1/2018 to 6/30/2018	10
1/1/2017 to 6/30/2017	11
Statement of Value Added	12
Consolidated Interim Financial Information
Balance Sheet – Assets	13
Balance Sheet – Liabilities	14
Statement of Operations	15
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2017 to 6/30/2017	18
1/1/2016 to 6/30/2016	19
Statement of Value Added	20
Comments on the Company`s Performance	21
Notes to the Interim Financial Information	39

Number of Shares (thousand)	Current Quarter 6/30/2017
Share Capital
Common	99,680
Preferred	166,568
Total	266,248
Treasury Shares
Common	-
Preferred	233
Total	233

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06/30/2018	Previous Year 12/31/2017
1	Total Assets	22,876,000	22,863,000
1.01	Current Assets	8,795,000	9,079,000
1.01.01	Cash and Cash Equivalents	2,202,000	2,868,000
1.01.03	Accounts Receivable	454,000	681,000
1.01.03.01	Trade Receivables	207,000	428,000
1.01.03.02	Other Receivables	247,000	253,000
1.01.04	Inventories	3,181,000	3,042,000
1.01.06	Recoverable Taxes	402,000	360,000
1.01.07	Prepaid Expenses	145,000	86,000
1.01.08	Other Current Assets	2,411,000	2,042,000
1.01.08.01	Assets Held for Sale	2,344,000	2,009,000
1.01.08.03	Other	67,000	33,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	32,000	0
1.01.08.03.02	Others Assets	35,000	33,000
1.02	Noncurrent Assets	14,081,000	13,784,000
1.02.01	Long-term Assets	3,009,000	2,939,000
1.02.01.04	Accounts Receivable	463,000	527,000
1.02.01.04.01	Trade Receivables	3,000	80,000
1.02.01.04.02	Other Receivable	460,000	447,000
1.02.01.07	Deferred taxes	154,000	112,000
1.02.01.08	Prepaid Expenses	13,000	8,000
1.02.01.09	Related Parties	241,000	206,000
1.02.01.10	Other Noncurrent Assets	2,138,000	2,086,000
1.02.01.10.04	Recoverable Taxes	1,474,000	1,465,000
1.02.01.10.05	Restricted Deposits For Legal Proceedings	630,000	609,000
1.02.01.10.06	Financial Instruments - Fair Value Hedge	34,000	12,000
1.02.02	Investments	3,922,000	3,366,000
1.02.02.01	Investments in Associates and Subsidiaries	3,901,000	3,345,000
1.02.02.01.02	Investments in Subsidiaries	3,901,000	3,345,000
1.02.02.02	Investment properties	21,000	21,000
1.02.03	Property and Equipment	5,959,000	6,286,000
1.02.04	Intangible Assets	1,191,000	1,193,000

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06/30/2018	Previous Year 12/31/2017
2.	Total Liabilities	22,876,000	22,863,000
2.01	Current Liabilities	6,703,000	8,162,000
2.01.01	Payroll and Related Taxes	400,000	441,000
2.01.02	Trade payables	3,771,000	5,377,000
2.01.03	Taxes and Contributions Payable	188,000	228,000
2.01.04	Borrowings and Financing	1,521,000	1,223,000
2.01.05	Other Liabilities	811,000	891,000
2.01.05.01	Related Parties	395,000	387,000
2.01.05.02	Other	416,000	504,000
2.01.05.02.01	Dividends and Interest On Own Capital Payable	0	78,000
2.01.05.02.04	Utilities	17,000	14,000
2.01.05.02.05	Rent Payable	66,000	120,000
2.01.05.02.06	Advertisement Payable	39,000	23,000
2.01.05.02.07	Pass-through Liabilities	10,000	14,000
2.01.05.02.08	Financing of property	29,000	95,000
2.01.05.02.09	Deferred Revenue	98,000	28,000
2.01.05.02.12	Other Accounts Payable	139,000	132,000
2.01.05.02.13	Customer Loyalty Programs	18,000	0
2.01.06	Provisions	12,000	2,000
2.02	Noncurrent Liabilities	5,422,000	4,513,000
2.02.01	Borrowings and Financing	3,668,000	2,876,000
2.02.02	Other Liabilities	879,000	803,000
2.02.02.02	Other	879,000	803,000
2.02.02.02.03	Taxes payable in installments	517,000	566,000
2.02.02.02.07	Other Accounts Payable	46,000	42,000
2.02.02.02.08	Provision For Losses on Investiments in Associates	316,000	195,000
2.02.04	Provisions	860,000	812,000
2.02.06	Deferred Revenue	15,000	22,000
2.03	Shareholders’ Equity	10,751,000	10,188,000
2.03.01	Share Capital	6,823,000	6,822,000
2.03.02	Capital Reserves	400,000	355,000
2.03.02.04	Stock Option	393,000	348,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,161,000	3,174,000
2.03.04.01	Legal Reserve	457,000	457,000
2.03.04.05	Earnings Retention Reserve	233,000	233,000
2.03.04.07	Tax Incentive Reserve	49,000	0
2.03.04.10	Expansion Reserve	2,666,000	2,728,000
2.03.04.12	Transactions with non-controlling interests	-94,000	-94,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	438,000	-114,000
2.03.08	Other comprehensive income	-71,000	-49,000

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 04/01/2018 to 06/30/2018	Year to date current period 01/01/2018 to 06/30/2018	Previous Quarter 04/01/2017 to 06/30/2017	Year to date previous period 01/01/2017 to 06/30/2017
3.01	Net operating revenue	6,443,000	12,681,000	6,341,000	12,799,000
3.02	Cost of sales	-4,595,000	-9,073,000	-4,094,000	-8,730,000
3.03	Gross Profit	1,848,000	3,608,000	2,247,000	4,069,000
3.04	Operating Income/Expenses	-1,277,000	-2,775,000	-1,905,000	-3,415,000
3.04.01	Selling Expenses	-1,304,000	-2,566,000	-1,349,000	-2,672,000
3.04.02	General and administrative expenses	-180,000	-357,000	-196,000	-386,000
3.04.05	Other Operating Expenses	-213,000	-408,000	-434,000	-562,000
3.04.05.01	Depreciation and Amortization	-152,000	-307,000	-149,000	-298,000
3.04.05.03	Other operating expenses	-61,000	-101,000	-285,000	-264,000
3.04.06	Share of Profit of associates	420,000	556,000	74,000	205,000
3.05	Profit From Operations Before Net Financial and Income Tax	571,000	833,000	342,000	654,000
3.06	Net Financial Expenses	-136,000	-255,000	-170,000	-336,000
3.07	Income Before Income Tax and Social Contribution	435,000	578,000	172,000	318,000
3.08	Income tax and social contribution	28,000	46,000	-33,000	-41,000
3.08.01	Current	5,000	1,000	-24,000	-38,000
3.08.02	Deferred	23,000	45,000	-9,000	-3,000
3.09	Net Income For The Period From Continued Operations	463,000	624,000	139,000	277,000
3.10	Net Income (Loss) For The Period From Discontinued Operations	15,000	4,000	-6,000	-24,000
3.10.01	Net Income (loss) from Descontinued Operations	15,000	4,000	-6,000	-24,000
3.11	Net Income for the period	478,000	628,000	133,000	253,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	1.68762	2.21689	0.58022	0.89705
3.99.01.02	PN	1.85638	2.43858	0.64166	0.98675
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	1.68439	2.21366	0.57910	0.89668
3.99.02.02	PN	1.84454	2.42347	0.63820	0.98259

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 04/01/2018 to 06/30/2018	Year to date current period 01/01/2018 to 06/30/2018	Previous Quarter 04/01/2017 to 06/30/2017	Year to date previous period 01/01/2017 to 06/30/2017
4.01	Net income for the Period	478,000	628,000	133,000	253,000
4.02	Other Comprehensive Income	-12,000	-22,000	5,000	-35,000
4.02.02	Foreign currency translation	-24,000	-31,000	-10,000	-10,000
4.02.04	Fair value of trade receivables	17,000	13,000	21,000	-32,000
4.02.05	Income Taxes Related to Other Comprehnsive Income	-5,000	-4,000	-6,000	7,000
4.03	Total Comprehensive Income for the Period	466,000	606,000	138,000	218,000

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 06/30/2018	Year to date previous period 01/01/2017 to 06/30/2017
6.01	Net Cash Provided by (Used in) Operating Activities	-1,128,000	-1,287,000
6.01.01	Cash Provided by the Operations	638,000	261,000
6.01.01.01	Net Income (Loss) for the Period	628,000	253,000
6.01.01.02	Deferred Income Tax	-45,000	3,000
6.01.01.03	Losses (Gain) on Disposal of Property and Equipment	1,000	37,000
6.01.01.04	Depreciation/Amortization	327,000	321,000
6.01.01.05	Financial charges	210,000	295,000
6.01.01.07	Share of Profit of Subsidiaries and Associates	-556,000	-205,000
6.01.01.08	Provision for Contingencies	63,000	-9,000
6.01.01.09	Provision for Disposals and Impairment	0	1,000
6.01.01.10	Share-based Payment	28,000	18,000
6.01.01.11	Allowance for Doubtful Accounts	0	5,000
6.01.01.13	Allowance for Obsolescence and Damages	1,000	-5,000
6.01.01.14	Other Operating Expenses	-13,000	-447,000
6.01.01.15	Deferred Revenue	-6,000	-6,000
6.01.02	Changes in Assets and Liabilities	-1,766,000	-1,548,000
6.01.02.01	Accounts Receivable	307,000	-52,000
6.01.02.02	Inventories	-141,000	262,000
6.01.02.03	Recoverable Taxes	-51,000	91,000
6.01.02.04	Other Assets	-80,000	-66,000
6.01.02.05	Related Parties	-17,000	11,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-13,000	-47,000
6.01.02.07	Trade Payables	-1,606,000	-1,771,000
6.01.02.08	Payroll and Related Taxes	-41,000	-23,000
6.01.02.09	Taxes and Social Contributions Payable	-102,000	131,000
6.01.02.10	Payment of Contingencies	-46,000	-27,000
6.01.02.11	Deferred Revenue	11,000	0
6.01.02.12	Other Payables	6,000	-57,000
6.01.02.15	Received Dividends and Interest on shareholders' equity	7,000	0
6.02	Net Cash Provided by (Used in) Investing Activities	-244,000	-261,000
6.02.01	Capital Increase/Decrease on Subsidiaries	0	-53,000
6.02.02	Purchase of Property and Equipment	-243,000	-267,000
6.02.03	Purchase of Intangible Assets	-61,000	-32,000
6.02.04	Sales of Property and Equipment	60,000	91,000
6.03	Net Cash Provided by (Used in) Financing Activities	706,000	-1,209,000
6.03.01	Capital Increase	1,000	7,000
6.03.02	Proceeds from Borrowings and Financing	1,488,000	1,868,000
6.03.03	Payments of Borrowings and Financing	-617,000	-3,084,000
6.03.05	Payment of Dividends	-166,000	0
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	-666,000	-2,757,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,868,000	4,496,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,202,000	1,739,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 06/30/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,822,000	355,000	3,174,000	0	-18,000	10,333,000
5.02	Prior Year Adjustments	0	0	0	-114,000	-31,000	-145,000
5.03	Adjusted Opening Balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000
5.04	Capital Transactions with Shareholders	1,000	45,000	-13,000	-76,000	0	-43,000
5.04.01	Capital Increases	1,000	0	0	0	0	1,000
5.04.03	Share-Based Expenses	0	34,000	0	0	0	34,000
5.04.07	Interest on Own Capital	0	0	-13,000	-76,000	0	-89,000
5.04.08	Share-Based Expenses Subsidiaries	0	11,000	0	0	0	11,000
5.05	Total Comprehensive Income	0	0	0	628,000	-22,000	606,000
5.05.01	Net Income for the Period	0	0	0	628,000	0	628,000
5.05.02	Other Comprehensive Income	0	0	0	0	-22,000	-22,000
5.05.02.04	Foreing Currency Translation	0	0	0	0	-31,000	-31,000
5.05.02.07	Fair Value of Trade Receivables	0	0	0	0	13,000	13,000
5.05.02.08	Income Taxes Related to Other Comprehensive	0	0	0	0	-4,000	-4,000
5.07	Closing Balance	6,823,000	400,000	3,161,000	438,000	-71,000	10,751,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 06/30/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	0	0	9,860,000
5.02	Prior Year Adjustments	0	0	0	-75,000	-20,000	-95,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-75,000	-20,000	9,765,000
5.04	Capital Transactions with Shareholders	7,000	18,000	0	0	0	25,000
5.04.01	Capital Increases	7,000	0	0	0	0	7,000
5.04.03	Share-Based Expenses	0	14,000	0	0	0	14,000
5.04.08	Share-Based Expenses Subsidiaries	0	4,000	0	0	0	4,000
5.05	Total Comprehensive Income	0	0	0	253,000	-35,000	218,000
5.05.01	Net Income for the Period	0	0	0	253,000	0	253,000
5.05.02	Other Comprehensive Income	0	0	0	0	-35,000	-35,000
5.05.02.04	Foreing Currency Translation	0	0	0	0	-10,000	-10,000
5.05.02.07	Fair Value of Trade Receivables	0	0	0	0	-32,000	-32,000
5.05.02.08	Income Taxes Related to Other Comprehensive	0	0	0	0	7,000	7,000
5.07	Closing Balance	6,818,000	349,000	2,718,000	178,000	-55,000	10,008,000

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)		Year to date current period	Year to date previous period
		01/01/2018 to	01/01/2017 to
Code	Description	06/30/2018	06/30/2017
7.01	Revenues	13,755,000	14,071,000
7.01.01	Sales of Goods, Products and Services	13,728,000	13,870,000
7.01.02	Other Revenues	24,000	205,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	3,000	-4,000
7.02	Products Acquired from Third Parties	-10,828,000	-10,653,000
7.02.01	Costs of Products, Goods and Services Sold	-9,273,000	-8,999,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,555,000	-1,654,000
7.03	Gross Value Added	2,927,000	3,418,000
7.04	Retention	-327,000	-321,000
7.05	Net Value Added Produced	2,600,000	3,097,000
7.06	Value Added Received in Transfer	602,000	271,000
7.06.01	Share of Profit of Subsidiaries and Associates	556,000	205,000
7.06.02	Financial Income	42,000	90,000
7.06.03	Other	4,000	-24,000
7.07	Total Value Added to Distribute	3,202,000	3,368,000
7.08	Distribution of Value Added	3,202,000	3,368,000
7.08.01	Personnel	1,549,000	1,572,000
7.08.01.01	Direct Compensation	960,000	1,009,000
7.08.01.02	Benefits	297,000	330,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	93,000	96,000
7.08.01.04	Other	199,000	137,000
7.08.02	Taxes, Fees and Contributions	360,000	763,000
7.08.02.01	Federal	173,000	892,000
7.08.02.02	State	94,000	-256,000
7.08.02.03	Municipal	93,000	127,000
7.08.03	Value Distributed to Providers of Capital	665,000	780,000
7.08.03.01	Interest	321,000	422,000
7.08.03.02	Rentals	344,000	358,000
7.08.04	Value Distributed to Shareholders	628,000	253,000
7.08.04.01	Interest on shareholders' equity	76,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	552,000	253,000

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06.30.2018	Previous Year 12.31.2017
1.	Total Assets	46,493,000	47,707,000
1.01	Current Assets	31,238,000	33,016,000
1.01.01	Cash and Cash Equivalents	3,054,000	3,792,000
1.01.03	Accounts Receivable	553,000	885,000
1.01.03.01	Trade Receivables	296,000	618,000
1.01.03.02	Other Receivables	257,000	267,000
1.01.04	Inventories	5,136,000	4,822,000
1.01.06	Recoverable Taxes	532,000	596,000
1.01.07	Prepaid Expenses	183,000	112,000
1.01.08	Other Current Assets	21,780,000	22,809,000
1.01.08.01	Assets Held for Sale	21,698,000	22,775,000
1.01.08.03	Other	82,000	34,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	38,000	34,000
1.01.08.03.02	Others Assets	44,000	0
1.02	Noncurrent Assets	15,255,000	14,691,000
1.02.01	Long-term Assets	4,145,000	3,452,000
1.02.01.04	Accounts Receivable	660,000	722,000
1.02.01.04.01	Trade Receivables	3,000	80,000
1.02.01.04.02	Other Receivable	657,000	642,000
1.02.01.07	Deferred taxes	174,000	125,000
1.02.01.08	Prepaid Expenses	60,000	43,000
1.02.01.09	Related Parties	31,000	25,000
1.02.01.10	Other Noncurrent Assets	3,220,000	2,537,000
1.02.01.10.04	Recoverable Taxes	2,335,000	1,747,000
1.02.01.10.05	Restricted Deposits For Legal Proceedings	784,000	762,000
1.02.01.10.06	Financial Instruments - Fair Value Hedge	101,000	28,000
1.02.02	Investments	209,000	177,000
1.02.02.01	Investments in Associates and Subsidiaries	188,000	156,000
1.02.02.02	Investment properties	21,000	21,000
1.02.03	Property and Equipment	8,975,000	9,138,000
1.02.04	Intangible Assets	1,926,000	1,924,000

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06.30.2018	Previous Year 12.31.2017
2.	Total Assets	46,493,000	47,707,000
2.01	Current Liabilities	26,016,000	28,992,000
2.01.01	Payroll and Related Taxes	615,000	640,000
2.01.02	Trade payables	6,369,000	8,128,000
2.01.03	Taxes and Contributions Payable	264,000	301,000
2.01.04	Borrowings and Financing	1,820,000	1,251,000
2.01.05	Other Liabilities	666,000	845,000
2.01.05.01	Related Parties	144,000	153,000
2.01.05.02	Other	522,000	692,000
2.01.05.02.01	Dividends and Interest On Own Capital Payable	0	78,000
2.01.05.02.04	Utilities	27,000	23,000
2.01.05.02.05	Rent Payable	67,000	128,000
2.01.05.02.06	Advertisement Payable	43,000	26,000
2.01.05.02.07	Pass-through Liabilities	10,000	14,000
2.01.05.02.08	Financing of property	39,000	116,000
2.01.05.02.09	Deferred Revenue	151,000	146,000
2.01.05.02.12	Other Accounts Payable	167,000	161,000
2.01.05.02.13	Customer Loyalty Programs	18,000	0
2.01.06	Provisions	13,000	3,000
2.01.07	Liabilities Related to Assets Held for Sale	16,269,000	17,824,000
2.02	Noncurrent Liabilities	6,737,000	5,674,000
2.02.01	Borrowings and Financing	4,171,000	3,337,000
2.02.02	Other Liabilities	877,000	814,000
2.02.02.02	Other	877,000	814,000
2.02.02.02.03	Taxes payable in installments	517,000	566,000
2.02.02.02.07	Other Accounts Payable	56,000	53,000
2.02.02.02.08	Provision For Losses on Investiments in Associates	304,000	195,000
2.02.03	Deferred tax	548,000	394,000
2.02.04	Provisions	1,126,000	1,107,000
2.02.06	Deferred Revenue	15,000	22,000
2.02.06.02	Deferred Revenue	15,000	22,000
2.03	Shareholders’ Equity	13,740,000	13,041,000
2.03.01	Share Capital	6,823,000	6,822,000
2.03.02	Capital Reserves	400,000	355,000
2.03.02.04	Stock Option	393,000	348,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,161,000	3,174,000
2.03.04.01	Legal Reserve	457,000	457,000
2.03.04.05	Earnings Retention Reserve	233,000	233,000
2.03.04.07	Tax Incentive Reserve	49,000	0
2.03.04.10	Expansion Reserve	2,666,000	2,728,000
2.03.04.12	Transactions with Non-Controlling Interests	-94,000	-94,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	438,000	-114,000
2.03.08	Other comprehensive income	-71,000	-49,000
2.03.09	Non-Controlling interests	2,989,000	2,853,000

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 04/01/2018 to 06/30/2018	Year to date current period 01/01/2018 to 06/30/2018	Previous Quarter 04/01/2017 to 06/30/2017	Year to date previous period 01/01/2017 to 06/30/2017
3.01	Net operating revenue	11,775,000	23,118,000	10,663,000	21,215,000
3.02	Cost of sales	-8,677,000	-17,473,000	-7,727,000	-15,861,000
3.03	Gross Profit	3,098,000	5,645,000	2,936,000	5,354,000
3.04	Operating Income/Expenses	-2,348,000	-4,614,000	-2,495,000	-4,605,000
3.04.01	Selling Expenses	-1,787,000	-3,526,000	-1,723,000	-3,422,000
3.04.02	General and administrative expenses	-251,000	-492,000	-246,000	-489,000
3.04.05	Other Operating Expenses	-299,000	-552,000	-498,000	-654,000
3.04.05.01	Depreciation and Amortization	-209,000	-419,000	-190,000	-380,000
3.04.05.03	Other operating expenses	-90,000	-133,000	-308,000	-274,000
3.04.06	Share of Profit of associates	-11,000	-44,000	-28,000	-40,000
3.05	Profit From Operations Before Net Financial and Income Tax	750,000	1,031,000	441,000	749,000
3.06	Net Financial Expenses	-147,000	-279,000	-188,000	-370,000
3.07	Income Before Income Tax and Social Contribution	603,000	752,000	253,000	379,000
3.08	Income tax and social contribution	-172,000	-213,000	-92,000	-142,000
3.08.01	Current	-80,000	-112,000	-154,000	-201,000
3.08.02	Deferred	-92,000	-101,000	62,000	59,000
3.09	Net Income For The Period From Continued Operations	431,000	539,000	161,000	237,000
3.10	Net Income (Loss) For The Period From Discontinued Operations	94,000	212,000	-45,000	87,000
3.10.01	Net Income (loss) From Descontinued Operations	94,000	212,000	-45,000	87,000
3.11	Net Income For The Period	525,000	751,000	116,000	324,000
3.11.01	Attributable to Controlling Shareholders	478,000	628,000	133,000	253,000
3.11.02	Attributable to Non-controlling shareholders	47,000	123,000	-17,000	71,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	1.68762	2.21689	0.58022	0.89705
3.99.01.02	PN	1.85638	2.43858	0.64166	0.98675
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	1.68439	2.21366	0.57910	0.89668
3.99.02.02	PN	1.84454	2.42347	0.63820	0.98259

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 04/01/2018 to 06/30/2018	Year to date current period 01/01/2018 to 06/30/2018	Previous Quarter 04/01/2017 to 06/30/2017	Year to date previous period 01/01/2017 to 06/30/2017
4.01	Net income for the Period	525,000	751,000	116,000	324,000
4.02	Other Comprehensive Income	-4,000	-17,000	31,000	-52,000
4.02.02	Foreign currency translation	-24,000	-31,000	-10,000	-10,000
4.02.04	Fair value of trade receivables	29,000	20,000	56,000	-53,000
4.02.05	Income Taxes Related to Other Comprehnsive Income	-9,000	-6,000	-15,000	11,000
4.03	Total Comprehensive Income for the Period	521,000	734,000	147,000	272,000
4.03.01	Attributable to controlling shareholders	466,000	606,000	138,000	218,000
4.03.02	Attributable to Non-Controlling shareholders	55,000	128,000	9,000	54,000

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 06/30/2018	Year to date previous period 01/01/2017 to 06/30/2017
6.01	Net Cash Provided by (Used in) Operating Activities	-2,891,000	-3,762,000
6.01.01	Cash from Operations	2,554,000	1,178,000
6.01.01.01	Net Income (Loss) for the Period	751,000	324,000
6.01.01.02	Deferred Income Tax	196,000	-187,000
6.01.01.03	Losses (Gain) on Disposal of Property and Equipment	103,000	51,000
6.01.01.04	Depreciation/Amortization	444,000	406,000
6.01.01.05	Financial charges	396,000	486,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	32,000	31,000
6.01.01.08	Provision for Contingencies	143,000	299,000
6.01.01.09	Provision for Disposals and Impairment	0	1,000
6.01.01.10	Share-based Payment	28,000	18,000
6.01.01.11	Allowance for Doubtful Accounts	322,000	377,000
6.01.01.13	Allowance for Obsolescence/breakage	-15,000	-18,000
6.01.01.14	Other Operating Expenses	369,000	-447,000
6.01.01.15	Deferred Revenue	-215,000	-163,000
6.01.02	Changes in Assets and Liabilities	-5,445,000	-4,940,000
6.01.02.01	Accounts Receivable	324,000	-1,238,000
6.01.02.02	Inventories	-1,321,000	-497,000
6.01.02.03	Recoverable Taxes	-1,317,000	33,000
6.01.02.04	Other Assets	-54,000	-85,000
6.01.02.05	Related Parties	56,000	129,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-12,000	-177,000
6.01.02.07	Trade Payables	-2,359,000	-2,921,000
6.01.02.08	Payroll and Related Taxes	-128,000	-46,000
6.01.02.09	Taxes and Social Contributions Payable	6,000	-6,000
6.01.02.10	Payment of Contingencies	-440,000	-184,000
6.01.02.11	Deferred Revenue	117,000	-10,000
6.01.02.12	Other Payables	-68,000	-62,000
6.01.02.13	Income Tax and Social contribution paid	-249,000	-31,000
6.01.02.15	Received Dividends and Interest on shareholders' equity	0	155,000
6.02	Net Cash Provided by (Used in) Investing Activities	-842,000	-576,000
6.02.02	Purchase of Property and Equipment	-711,000	-553,000
6.02.03	Purchase of Intangible Assets	-212,000	-120,000
6.02.04	Sales of Property and Equipment	81,000	97,000
6.03	Net Cash Provided by Financing Activities	381,000	-1,688,000
6.03.01	Capital Increase/Decrease	1,000	7,000
6.03.02	Proceeds from Borrowings and Financing	4,362,000	4,703,000
6.03.03	Payments of Borrowings and Financing	-3,806,000	-6,390,000
6.03.05	Payment of Dividends	-176,000	0
6.03.07	Acquisition of Subsidiary	0	-8,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-3,352,000	-6,026,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	7,351,000	9,142,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,999,000	3,116,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 06/30/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,822,000	355,000	3,174,000	0	-18,000	10,333,000	2,959,000	13,292,000
5.02	Prior Year Adjustments	0	0	0	-114,000	-31,000	-145,000	-106,000	-251,000
5.03	Adjusted Opening Balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000	2,853,000	13,041,000
5.04	Capital Transactions with Shareholders	1,000	45,000	-13,000	-76,000	0	-43,000	8,000	-35,000
5.04.01	Capital Increases	1,000	0	0	0	0	1,000	0	1,000
5.04.03	Share-Based Expenses	0	34,000	0	0	0	34,000	0	34,000
5.04.07	Interest on Own Capital	0	0	-13,000	-76,000	0	-89,000	0	-89,000
5.04.08	Share-Based Expenses Subsidiaries	0	11,000	0	0	0	11,000	8,000	19,000
5.05	Total Comprehensive Income	0	0	0	628,000	-22,000	606,000	128,000	734,000
5.05.01	Net Income (loss) for the Period	0	0	0	628,000	0	628,000	123,000	751,000
5.05.02	Other Comprehensive Income	0	0	0	0	-22,000	-22,000	5,000	-17,000
5.05.02.04	Foreing Currency Translation	0	0	0	0	-31,000	-31,000	0	-31,000
5.05.02.07	Fair Value of Trade Receivables	0	0	0	0	13,000	13,000	7,000	20,000
5.05.02.08	Income Taxes Related to Other Comprehensive	0	0	0	0	-4,000	-4,000	-2,000	-6,000
5.07	Closing Balance	6,823,000	400,000	3,161,000	438,000	-71,000	10,751,000	2,989,000	13,740,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 06/30/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	0	0	9,860,000	2,737,000	12,597,000
5.02	Prior Year Adjustments	0	0	0	-75,000	-20,000	-95,000	-85,000	-180,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-75,000	-20,000	9,765,000	2,652,000	12,417,000
5.04	Capital Transactions with Shareholders	7,000	18,000	0	0	0	25,000	2,000	27,000
5.04.01	Capital Increases	7,000	0	0	0	0	7,000	0	7,000
5.04.03	Share-Based Expenses	0	14,000	0	0	0	14,000	0	14,000
5.04.08	Share-Based Expenses Subsidiaries	0	4,000	0	0	0	4,000	2,000	6,000
5.05	Total Comprehensive Income	0	0	0	253,000	-35,000	218,000	54,000	272,000
5.05.01	Net Income (loss) for the Period	0	0	0	253,000	0	253,000	71,000	324,000
5.05.02	Other Comprehensive Income	0	0	0	0	-35,000	-35,000	-17,000	-52,000
5.05.02.04	Foreing Currency Translation	0	0	0	0	-10,000	-10,000	0	-10,000
5.05.02.06	Fair Value of Trade Receivables	0	0	0	0	-32,000	-32,000	-21,000	-53,000
5.05.02.07	Income Taxes Related to Other Comprehensive	0	0	0	0	7,000	7,000	4,000	11,000
5.07	Closing Balance	6,818,000	349,000	2,718,000	178,000	-55,000	10,008,000	2,708,000	12,716,000

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 06/30/2018	Year to date previous period 01/01/2017 to 06/30/2017
7.01	Revenues	25,103,000	23,260,000
7.01.01	Sales of Goods, Products and Services	25,071,000	23,052,000
7.01.02	Other Revenues	29,000	210,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	3,000	-2,000
7.02	Products Acquired from Third Parties	-20,354,000	-18,631,000
7.02.01	Costs of Products, Goods and Services Sold	-18,290,000	-16,630,000
7.02.02	Materials, Energy, Outsourced Services and Other	-2,064,000	-2,001,000
7.03	Gross Value Added	4,749,000	4,629,000
7.04	Retention	-443,000	-406,000
7.04.01	Depreciation and Amortization	-443,000	-406,000
7.05	Net Value Added Produced	4,306,000	4,223,000
7.06	Value Added Received in Transfer	228,000	152,000
7.06.01	Share of Profit of Subsidiaries and Associates	-44,000	-40,000
7.06.02	Financial Income	60,000	105,000
7.06.03	Others	212,000	87,000
7.07	Total Value Added to Distribute	4,534,000	4,375,000
7.08	Distribution of Value Added	4,534,000	4,375,000
7.08.01	Personnel	2,112,000	2,036,000
7.08.01.01	Direct Compensation	1,333,000	1,296,000
7.08.01.02	Benefits	441,000	444,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	126,000	121,000
7.08.01.04	Other	212,000	175,000
7.08.01.04.01	Profit (cost) sharing	212,000	175,000
7.08.02	Taxes, Fees and Contributions	855,000	1,093,000
7.08.02.01	Federal	476,000	1,081,000
7.08.02.02	State	264,000	-128,000
7.08.02.03	Municipal	115,000	140,000
7.08.03	Value Distributed to Providers of Capital	816,000	922,000
7.08.03.01	Interest	369,000	468,000
7.08.03.02	Rentals	447,000	454,000
7.08.04	Value Distributed to Shareholders	751,000	324,000
7.08.04.01	Interest on shareholders' equity	76,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	552,000	253,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	123,000	71,000

São Paulo, July 24, 2018 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the 2nd quarter of 2018. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations. The following statements are related to the results of continuing operations. All comparisons are with the same period in 2017, except where stated otherwise.

2Q18 RESULTS

GPA Food:

▪          Gross sales revenue of R$12.8 billion, up 9.9%, driven by the accelerated growth at Multivarejo and the solid performance of Assaí, despite a relevant food deflation;

▪          Adjusted EBITDA(*) reached R$679 million (+25.5% vs. 2Q17), with margin expanding from 5.1% to 5.8%, maintaining a strong pace of growth;

▪          Net income attributed to controlling shareholders of R$462 million 2.4 times higher than 2Q17 profit. Ex-tax credits, profit reached R$ 185 million, reversing the loss of the same period of the previous year;

▪          Maintenance of solid financial structure, with a leverage ratio of around 1 time EBITDA.

Multivarejo:

▪  Gross sales revenue of R$7.0 billion, with solid same-store sales growth excluding the calendar effect of 5.3%. Sales improved significantly across all banners, supporting a market share gain of 100 bps in the quarter;

▪  Gross margin(*) remained stable at 28.1%, striking a good balance between successful promotional campaigns and price competitiveness;

▪  Operating expenses as a percentage of net revenue decreased from 23.9% to 23.1% in 2Q18, due to the ongoing efficiency gains, led by productivity gains in stores;

▪  Adjusted EBITDA(*) of R$358 million, up 18.6%, as a result of the significant evolution of sales and greater operational efficiency. EBITDA margin(*) stood at 5.6%, expanding 90 bps.

Assaí:

▪       Gross sales revenue of R$5.7 billion, up 22.8%, maintaining the banner’s strong performance. This growth translated into a market share gain of around 200 bps in the quarter;

▪       Gross margin(*) reached 16.4%, mainly due to the successful organic expansion and the consequent rapid maturation of the stores opened in recent years;

Adjusted EBITDA margin(*) reached 6.1%, expanding a robust 50 bps;

▪       Net income reached R$412 million (R$ 168 million ex tax credits), registering strong growth of 4.3 times vs 2Q17 (or 1.8 times ex tax credits)

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ
Gross Revenue	12,772	11,623	9.9%	12,772	11,623	9.9%	7,030	6,945	1.2%	5,742	4,678	22.8%
Net Revenue Ex. tax credits(*)	11,730	10,663	10.0%	11,730	10,663	10.0%	6,452	6,390	1.0%	5,278	4,273	23.5%
Gross Profit Ex. tax credits(*)	2,684	2,489	7.8%	2,684	2,489	7.8%	1,816	1,812	0.3%	868	677	28.1%
Gross Margin Ex. tax credits(*)	22.9%	23.3%	-40 bps	22.9%	23.3%	-40 bps	28.1%	28.3%	-20 bps	16.4%	15.9%	50 bps
Adjusted EBITDA Ex. tax credits(2)(3)(*)	648	505	28.3%	679	541	25.5%	358	302	18.6%	321	239	34.2%
Adjusted EBITDA Margin Ex. tax credits(*)	5.5%	4.7%	80 bps	5.8%	5.1%	70 bps	5.6%	4.7%	90 bps	6.1%	5.6%	50 bps
Net Income - Controlling Shareholders - continuing operations	431	160	169.9%	462	196	136.1%	50	99	-49.7%	412	96	327.8%
Net margin - continuing operations	3.7%	1.5%	220 bps	3.9%	1.8%	210 bps	0.8%	1.6%	-80 bps	7.8%	2.3%	550 bps
Net Income (Loss) - Controlling Shareholders - continuing operations ex. tax credits(*)	153	(177)	n.a	185	(141)	n.a	16	(237)	n.a	168	96	74.9%
Net Margin - continuing operations ex. tax credits (*)	1.3%	-1.7%	300 bps	1.6%	-1.3%	290 bps	0.3%	-3.7%	400 bps	3.2%	2.3%	90 bps

(1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, taxes, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

 (*) Excluding tax credits, as detailed in the section “Tax Credits” on page 4.

Outlook:

GPA’s performance in 2Q18 enabled it to reaffirm its guidance for 2018:

▪  Same-store sales growth: above inflation at Assaí and in line with food inflation at Multivarejo, with continued market share gains;

▪  Adjusted EBITDA margin: 5.5%-5.6% at Multivarejo and 5.8%-5.9% at Assaí;

▪  Financial Result: around 1% of net sales;

▪  LATAM synergies: should surpass US$85 million in savings for the Brazil perimeter.

"We closed the second quarter of the year with great prospects for the GPA business. Driven by the assertiveness of the new promotional dynamics and adjustments made in the operation of the Multivarejo business, we registered a significant acceleration of the sales level, with gains in market share and improved profitability in all brands. This result reaffirms a new trend of revenue for the business. Assaí continues to deliver consistent sales growth, with market share evolution, coupled with a solid result."

Peter Estermann – Chief Executive Officer, GPA

I. Financial Performance

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ

Gross Revenue	12,772	11,623	9.9%	12,772	11,623	9.9%	7,030	6,945	1.2%	5,742	4,678	22.8%
Net Revenue Ex. tax credits(*)	11,730	10,663	10.0%	11,730	10,663	10.0%	6,452	6,390	1.0%	5,278	4,273	23.5%
Gross Profit Ex. tax credits(*)	2,684	2,489	7.8%	2,684	2,489	7.8%	1,816	1,812	0.3%	868	677	28.1%
Gross Margin Ex. tax credits(*)	22.9%	23.3%	-40 bps	22.9%	23.3%	-40 bps	28.1%	28.3%	-20 bps	16.4%	15.9%	50 bps
Selling, General and Adm. Expenses	(2,037)	(1,969)	3.5%	(2,037)	(1,969)	3.5%	(1,489)	(1,529)	-2.7%	(549)	(439)	24.8%
% of Net Revenue	17.4%	18.5%	-110 bps	17.4%	18.5%	-110 bps	23.1%	23.9%	-80 bps	10.4%	10.3%	10 bps
Other Operating Revenue (Expenses)	(90)	(307)	0.0%	(90)	(307)	-7057.7%	(80)	(272)	-7074.9%	(11)	(36)	-6926.3%
% of Net Revenue	0.8%	2.9%	-2 bps	0.8%	2.9%	-210 bps	1.2%	4.3%	-310 bps	0.2%	0.8%	-60 bps
EBITDA (2)	972	645	50.7%	1,003	681	47.3%	324	477	-32.1%	679	204	233.3%
EBITDA Margin	8.3%	6.0%	230 bps	8.6%	6.4%	220 bps	5.0%	7.5%	-250 bps	12.9%	4.8%	810 bps
Adjusted EBITDA(2)(3)	1,062	952	11.5%	1,093	988	10.6%	403	749	-46.2%	690	239	188.3%
Adjusted EBITDA Margin	9.1%	8.9%	20 bps	9.3%	9.3%	0 bps	6.3%	11.7%	-540 bps	13.1%	5.6%	750 bps
Adjusted EBITDA Ex. tax credits(2)(3)(*)	648	505	28.3%	679	541	25.5%	358	302	18.6%	321	239	34.2%
Adjusted EBITDA Margin Ex. tax credits(*)	5.5%	4.7%	80 bps	5.8%	5.1%	70 bps	5.6%	4.7%	90 bps	6.1%	5.6%	50 bps
Net Financial Revenue (Expenses)	(148)	(188)	-21.5%	(148)	(188)	-21.5%	(143)	(170)	-15.9%	(5)	(18)	-74.6%
% of Net Revenue	1.3%	1.8%	-50 bps	1.3%	1.8%	-50 bps	2.2%	2.7%	-50 bps	0.1%	0.4%	-30 bps
Net Income - Controlling Shareholders - continuing operations	431	160	169.9%	462	196	136.1%	50	99	-49.7%	412	96	327.8%
Net Margin- continuing operations	3.7%	1.5%	220 bps	3.9%	1.8%	210 bps	0.8%	1.6%	-80 bps	7.8%	2.3%	550 bps
Net Income (Loss) - Controlling Shareholders - continuing operations ex. tax credits(*)	153	(177)	n.a	185	(141)	n.a	16	(237)	n.a	168	96	74.9%
Net Margin - continuing operations ex. tax credits (*)	1.3%	-1.7%	300 bps	1.6%	-1.3%	290 bps	0.3%	-3.7%	400 bps	3.2%	2.3%	90 bps

(1)         Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, taxes, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

(*)        Excluding tax credits, as detailed in the section “Tax Credits” on page 4.

OPERATING PERFORMANCE BY BUSINESS

Tax Credits

2Q18

Multivarejo sold a portion of the tax credits related to the exclusion of ICMS from the PIS / COFINS calculation bases. The gain from this sale amounted to approximately R$ 50 million (R$ 45 million net of tax). The amount was recognized as deduction from net revenue.

In the quarter, Assaí reversed R$369 million of a provision accrued in 2Q17 related to ICMS ST credits for periods prior to the Supreme Court (STF) decision. The changes in the monetization prospects motivated by the new legislation made it possible to justify this reversal of the provision. The amount was recognized as a deduction from cost of good sold.

2Q17

In the second quarter of last year there was recognition of non-recurring tax credits in Multivarejo related to the restitution of ICMS ST (Tax Substitution). The amount of R$ 447 million was recognized as a deduction from cost of good sold.

Multivarejo

Gross sales revenue of R$7.0 billion, with solid same-store sales growth excluding the calendar effect of 5.3%. Multivarejo captured 100 bps in market share in the quarter (source: Nielsen), led by the banners Extra Hiper and Pão de Açúcar. The expansion of commercial actions and more-successful promotional campaigns drove the strong growth at Multivarejo, with sales volumes recovering and accelerating across all banners.

Gross profit excluding tax credits amounted to R$1,816 million, with gross margin of 28.1%. The success of these actions combined with the increased customization of offerings (My Discount) enabled the segment to maintain gross margin at similar levels to 2Q17, despite more promotional activations in the period.

Selling, general and administrative expenses amounted to R$1,489 million, reduction of 2.7% from 2Q17. As a ratio of net revenue, these expenses decreased 80 bps (23.1%) compared to 2Q17. This improvement was due to the closing of hypermarket stores and ongoing initiatives to capture efficiency gains to mitigate the effects from inflation, led by productivity gains in stores.

Adjusted EBITDA excluding tax credits amounted to R$358 million, improving 18.6% from 2Q17, as result of the significant evolution of sales and greater operational efficiency. Margin reached 5.6%, improving 90 bps.

Assaí

Gross margin came to R$5.7 billion, representing robust growth of 22.8%. This growth translated into a market share gain of around 200 bps in the quarter (source: Nielsen). Same-store net sales ex-calendar grew 4.7% (2.5% ex-conversions).

Gross profit excluding tax credits came to R$868 million, with gross margin of 16.4%. Despite the negative effect from food deflation in the quarter of around -2.8%, the gross margin expansion of 50 bps was mainly due to the successful expansion over the past two years:

o    17 organic stores with accelerated maturation, reflecting a well-defined business model and market demand;

o    Positive impact from store conversions, resulting in more attractive stores that better meet the needs of target market.

Regarding the new tax framework for ICMS-ST, it is important to note that 2Q17 and 2Q18 are on a comparable basis.

Selling, general and administrative expenses corresponded to 10.4% of net revenue, in line with 2Q17, reflecting the maturation of stores, despite the increase in expenses due to stronger  individual customer and the higher number of stores.

Adjusted EBITDA excluding tax credits amounted to R$321 million, with margin expanding 50 bps to 6.1%.

FINANCIAL PERFORMANCE

Other Income and Expenses

Other Operating Income and Expenses came to R$90 million and were mainly related to:

▪         Expenses associated with store closures/conversions (Extra Hiper into Assaí and Extra Super into Compre Bem), in the amount of R$46 million;

▪         Expenses with the integration and restructuring of Multivarejo, in the amount of R$43 million.

Financial result

The Company’s financial result amounted to R$148 million, or 1.3% of net sales, improving 50 bps from 2Q17. The main variations were as follows:

▪  Decrease in debt cost: in line with the decline in the CDI interest rate, from 10.9% in 2Q17 to 6.4% in 2Q18;

▪  Increase in the cost of selling receivables: despite the lower interest rate there was an increase in the volume anticipated due to the growth of sales and greater participation of non-food;

▪  Variations in contingencies and other expenses:  corresponded to 0.4% of net revenue, in line with 1Q18.

Net Income

In the Food segment, the profit of the controlling shareholders of continuing operations totaled R$ 462 million, 2.4 times higher than 2Q17. Excluding tax credits reached R$ 185 million, reversing the loss of the same period of the previous year.

Consolidated net income of controlling shareholders of continuing operations reached R$ 431 million, 2.7 times higher than 2Q17. Excluding tax credits totaled R$ 153 million, reversing the loss in 2Q17.

Earnings per Share

Diluted earnings per common share was R$ 1.68439 and earnings per preferred share was R$ 1.84454 in the quarter.

Net Debt

Net debt, adjusted for the balance of unsold receivables, stood at R$2,711 million. The Company maintained its low financial leverage, with the ratio of net debt to EBITDA falling from -1.16x in June 2017 to -1.03x in June 2018.

The Company’s cash balance stood at R$3,054 million and R$88 million in unsold receivables, representing R$3,143 million in cash and equivalents. The Company also has around R$1.3 billion in pre-approved/confirmed credit facilities.

Contingencies

Following the trend of the last quarters, there was a reduction of R$ 340 million in the quarter in total of possible and probable contingencies. This decrease is the result of favorable decisions regarding tax contingencies and a reduction in the volume of labor lawsuits.

Capital Expenditure

CAPEX in the Food segment came to R$ 330 million, 15.1% higher than in 2Q17, mainly due to the following:

o   Expansion of Assaí: 3 Assaí stores were opened, one of which was converted from an Extra Hiper. Around 20 stores are slated to open this year, including new and converted ones.

o   Renovation of Pão de Açúcar stores: 6 stores were renovated in the quarter under the Generation 7 concept, as part of the plan to renovate around 20 stores in 2018. Furthermore, 30 stores will be included in the Premium Project to offer customers a high-end experience with higher quality perishables and customer service and a unique assortment.

The Company also announced two pilot projects for the Extra Super banner to increase penetration in its target public:

  Compre Bem: The pilot project involves the conversion of 20 stores in order to enter a market niche currently dominated by regional supermarkets. The store model will be better adapted to the needs of consumers in the regions where the stores are located. The service and assortment of the perishables category will be strengthened, while other categories will have a leaner assortment. Compre Bem will be managed independent of the Extra Super banner, with the focus on simplifying operating costs, especially logistics and IT.
  Mercado Extra: pilot project at 10 stores, with 4 stores already opened in 2T18. The goal is to reinvigorate Extra Super by reinforcing the quality of perishables and customer service, with the focus on the B and C income groups. There will be no change in the operating model of the stores, which will continue to be managed by the Extra banner.

II. Additional Information

2Q18 Results Conference Call and Webcast

Wednesday, July 25, 2018
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (646) 828-8246

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in Portuguese: 127474#
Access code for audio in English: 389567#

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag

Isabela Cadenassi

GPA
Telephone: 55 (11) 3886-0421
Fax: 55 (11) 3884-2677
gpa.ri@gpabr.com
www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as gas stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, responsible for the management of real estate assets, expansion projects and inauguration of new stores; and Via Varejo’s discontinued operations, with its brick-and-mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, the general economic performance of Brazil, the industry and international markets, and hence are subject to change.

III. Appendix

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. Includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuel, furniture, consumer electronics and domestic utilities. These activities are carried out in both physical and virtual establishments.

Discontinued Operations: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

Growth and changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●        Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

●        Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be repurchased in the market, as applicable.

Equity instruments that must or may be settled with the shares of the Company and its subsidiaries are only included in the calculation when their settlement has a dilutive impact on earnings per share.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET
ASSETS
	Consolidated			Food Businesses

(R$ million)	06.30.2018	03.31.2018	06.30.2017	06.30.2018	03.31.2018	06.30.2017

Current Assets	31,240	30,612	26,714	9,800	8,513	8,151
Cash and Marketable Securities	3,054	1,701	2,366	3,054	1,701	2,366
Accounts Receivable	296	857	477	300	862	482
Credit Cards	86	594	307	90	599	307
Sales Vouchers and Trade Account Receivable	160	206	127	160	206	132
Allowance for Doubtful Accounts	(4)	(4)	(6)	(4)	(4)	(6)
Resulting from Commercial Agreements	54	61	49	54	61	49
Inventories	5,136	4,758	4,427	5,136	4,758	4,427
Recoverable Taxes	532	573	449	532	573	449
Noncurrent Assets for Sale	21,698	22,133	18,568	254	22	-
Prepaid Expenses and Other Accounts Receivables	523	590	427	523	597	427

Noncurrent Assets	15,255	14,805	14,035	15,295	14,836	14,065
Long-Term Assets	4,143	3,546	2,898	4,178	3,572	2,923
Accounts Receivables	3	42	-	3	42	-
Credit Cards	3	42	-	3	42	-
Recoverable Taxes	2,335	1,785	1,278	2,335	1,785	1,278
Deferred Income Tax and Social Contribution	174	147	178	174	147	176
Amounts Receivable from Related Parties	31	52	19	66	78	48
Judicial Deposits	784	788	738	784	788	738
Prepaid Expenses and Others	817	733	684	817	733	684
Investments	209	188	265	209	188	265
Property and Equipment	8,976	9,150	8,985	8,976	9,150	8,985
Intangible Assets	1,927	1,920	1,887	1,932	1,925	1,892
TOTAL ASSETS	46,494	45,417	40,749	25,095	23,349	22,216

LIABILITIES
	Consolidated			Food Businesses

	06.30.2018	03.31.2018	06.30.2017	06.30.2018	03.31.2018	06.30.2017

Current Liabilities	26,016	25,610	22,161	9,953	8,778	8,476
Suppliers	6,370	5,510	5,172	6,375	5,515	5,174
Loans and Financing	1,321	883	1,439	1,321	883	1,439
Debentures	500	506	47	500	506	47
Payroll and Related Charges	615	664	602	615	664	602
Taxes and Social Contribution Payable	264	272	363	264	272	363
Dividends Proposed	0	78	-	0	78	-
Financing for Purchase of Fixed Assets	39	24	28	39	24	28
Rents	67	77	75	67	77	75
Debt with Related Parties	145	160	160	338	376	351
Advertisement	43	39	32	43	39	32
Provision for Restructuring	13	3	2	13	3	2
Advanced Revenue	151	125	79	151	125	79
Non-current Assets Held for Sale	16,269	17,057	13,885	-	-	-
Others	221	211	277	228	216	283

Long-Term Liabilities	6,738	6,536	5,872	6,738	6,536	5,872
Loans and Financing	834	766	669	834	766	669
Debentures	3,338	3,336	2,980	3,338	3,336	2,980
Deferred Income Tax and Social Contribution	548	424	258	548	424	258
Tax Installments	517	540	765	517	540	765
Provision for Contingencies	1,127	1,155	1,016	1,127	1,155	1,016
Advanced Revenue	15	19	19	15	19	19
Provision for loss on investment in Associates	304	246	108	304	246	108
Others	56	49	57	56	49	57

Shareholders' Equity	13,740	13,271	12,715	8,403	8,035	7,868
Capital	6,823	6,822	6,818	5,407	5,450	5,516
Capital Reserves	400	379	349	400	379	349
Profit Reserves	3,599	3,198	2,888	2,667	2,266	2,020
Other Comprehensive Results	(71)	(60)	(47)	(71)	(60)	(17)
Minority Interest	2,989	2,932	2,707	-	-	0
TOTAL LIABILITIES	46,494	45,417	40,749	25,095	23,349	22,216

2.1 Income Statement - 2Q18

The table below represents the full of reported results and does not exclude any adjustment or other non-recurring item.

INCOME STATEMENT
	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ

Gross Revenue	12,772	11,623	9.9%	12,772	11,623	9.9%	7,030	6,945	1.2%	5,742	4,678	22.8%
Net Revenue	11,775	10,663	10.4%	11,775	10,663	10.4%	6,497	6,390	1.7%	5,278	4,273	23.5%
Cost of Goods Sold	(8,665)	(7,713)	12.3%	(8,665)	(7,713)	12.3%	(4,626)	(4,120)	12.3%	(4,039)	(3,594)	12.4%
Depreciation (Logistic)	(12)	(14)	-9.2%	(12)	(14)	-9.2%	(10)	(12)	-17.2%	(2)	(1)	61.4%
Gross Profit	3,098	2,936	5.5%	3,098	2,936	5.5%	1,861	2,259	-17.6%	1,237	677	82.5%
Selling Expenses	(1,787)	(1,722)	3.8%	(1,787)	(1,722)	3.8%	(1,307)	(1,336)	-2.1%	(480)	(387)	24.1%
General and Administrative Expenses	(250)	(246)	1.4%	(250)	(246)	1.4%	(181)	(194)	-6.5%	(69)	(53)	30.6%
Selling, General and Adm. Expenses	(2,037)	(1,969)	3.5%	(2,037)	(1,969)	3.5%	(1,489)	(1,529)	-2.7%	(549)	(439)	24.8%
Equity Income(2)	(11)	(29)	-62.0%	20	7	175.6%	20	7	175.6%	-	-	n.a.
Other Operating Revenue (Expenses)	(90)	(307)	-70.6%	(90)	(307)	-70.6%	(80)	(272)	-70.7%	(11)	(36)	-69.3%
Depreciation and Amortization	(209)	(190)	9.8%	(209)	(190)	9.8%	(153)	(149)	2.2%	(56)	(41)	37.4%
Earnings before interest and Taxes - EBIT	750	441	70.2%	782	477	63.9%	161	316	-49.0%	621	161	284.5%
Financial Revenue	39	41	-4.8%	39	41	-4.8%	31	33	-6.4%	8	8	1.5%
Financial Expenses	(186)	(229)	-18.6%	(186)	(229)	-18.6%	(174)	(203)	-14.4%	(13)	(26)	-51.3%
Net Financial Result	(148)	(188)	-21.5%	(148)	(188)	-21.5%	(143)	(170)	-15.9%	(5)	(18)	-74.6%
Income (Loss) Before Income Tax	603	253	138.4%	634	289	119.4%	18	146	-87.6%	616	143	329.5%
Income Tax	(172)	(93)	85.7%	(172)	(93)	85.7%	32	(46)	-169.9%	(204)	(47)	333.0%
Net Income (Loss) Company - continuing operations	431	160	168.9%	462	196	135.4%	50	100	-50.0%	412	96	327.8%
Net Result from discontinued operations	95	(45)	n.a.	14	1	n.a.	14	1	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	526	115	356.1%	476	197	142.0%	64	101	-36.1%	412	96	327.8%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	431	160	169.9%	462	196	136.1%	50	99	-49.7%	412	96	327.8%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	47	(27)	n.a	14	2	840.9%	14	2	840.9%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	478	133	260.1%	476	197	141.5%	64	101	-36.3%	412	96	327.8%

Minority Interest - Non-controlling - continuing operations	-	1	n.a.	-	1	n.a.	-	1	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	48	(18)	n.a	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	48	(17)	n.a	-	(0)	n.a.	-	(0)	n.a.	-	-	n.a.

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% of Net Revenue

	2Q18	2Q17		2Q18	2Q17		2Q18	2Q17		2Q18	2Q17

Gross Profit	26.3%	27.5%		26.3%	27.5%		28.6%	35.3%		23.4%	15.9%
Selling Expenses	15.2%	16.2%		15.2%	16.2%		20.1%	20.9%		9.1%	9.1%
General and Administrative Expenses	2.1%	2.3%		2.1%	2.3%		2.8%	3.0%		1.3%	1.2%
Selling, General and Adm. Expenses	17.3%	18.5%		17.3%	18.5%		22.9%	23.9%		10.4%	10.3%
Equity Income(2)	-0.1%	-0.3%		0.2%	0.1%		0.3%	0.1%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.8%	2.9%		0.8%	2.9%		1.2%	4.3%		0.2%	0.8%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.3%	2.3%		1.1%	1.0%
EBIT	6.4%	4.1%		6.6%	4.5%		2.5%	4.9%		11.8%	3.8%
Net Financial Revenue (Expenses)	1.3%	1.8%		1.3%	1.8%		2.2%	2.7%		0.1%	0.4%
Income Before Income Tax	5.1%	2.4%		5.4%	2.7%		0.3%	2.3%		11.7%	3.4%
Income Tax	-1.5%	-0.9%		-1.5%	-0.9%		0.5%	-0.7%		-3.9%	-1.1%
Net Income (Loss) Company - continuing operations	3.7%	1.5%		3.9%	1.8%		0.8%	1.6%		7.8%	2.3%
Net Income (Loss) - Consolidated Company	4.5%	1.1%		4.0%	1.8%		1.0%	1.6%		7.8%	2.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	3.7%	1.5%		3.9%	1.8%		0.8%	1.6%		7.8%	2.3%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	4.1%	1.2%		4.0%	1.8%		1.0%	1.6%		7.8%	2.3%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.4%	-0.2%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%

(1)  Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest.

2.1 Income Statement – 1H18

The table below represents the full of reported results and does not exclude any adjustment or other non-recurring item.

INCOME STATEMENT
	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	1H18	1H17	Δ	1H18	1H17	Δ	1H18	1H17	Δ	1H18	1H17	Δ

Gross Revenue	25,072	23,053	8.8%	25,072	23,053	8.8%	13,831	13,975	-1.0%	11,241	9,078	23.8%
Net Revenue	23,118	21,215	9.0%	23,118	21,215	9.0%	12,783	12,904	-0.9%	10,336	8,312	24.3%
Cost of Goods Sold	(17,449)	(15,835)	10.2%	(17,449)	(15,835)	10.2%	(9,131)	(8,787)	3.9%	(8,318)	(7,048)	18.0%
Depreciation (Logistic)	(25)	(26)	-4.9%	(25)	(26)	-4.9%	(20)	(23)	-13.0%	(4)	(3)	67.1%
Gross Profit	5,645	5,355	5.4%	5,645	5,355	5.4%	3,631	4,093	-11.3%	2,014	1,261	59.7%
Selling Expenses	(3,526)	(3,423)	3.0%	(3,526)	(3,423)	3.0%	(2,574)	(2,662)	-3.3%	(953)	(760)	25.3%
General and Administrative Expenses	(491)	(489)	0.5%	(491)	(489)	0.5%	(360)	(387)	-6.9%	(131)	(102)	28.3%
Selling, General and Adm. Expenses	(4,018)	(3,912)	2.7%	(4,018)	(3,912)	2.7%	(2,934)	(3,049)	-3.8%	(1,084)	(863)	25.7%
Equity Income(2)	(44)	(40)	9.2%	32	22	44.7%	32	22	44.7%	-	-	n.a.
Other Operating Revenue (Expenses)	(133)	(274)	-51.3%	(133)	(274)	-51.3%	(120)	(251)	-52.2%	(13)	(23)	-42.0%
Depreciation and Amortization	(419)	(380)	10.2%	(419)	(380)	10.2%	(308)	(298)	3.1%	(111)	(82)	36.2%
Earnings before interest and Taxes - EBIT	1,031	749	37.7%	1,107	811	36.5%	302	517	-41.6%	805	294	173.8%
Financial Revenue	79	98	-19.5%	79	98	-19.5%	63	83	-24.3%	16	15	6.6%
Financial Expenses	(358)	(468)	-23.5%	(358)	(468)	-23.5%	(327)	(417)	-21.6%	(31)	(51)	-38.8%
Net Financial Revenue (Expenses)	(279)	(370)	-24.6%	(279)	(370)	-24.6%	(264)	(334)	-21.0%	(15)	(36)	-58.2%
Income Before Income Tax	752	379	98.5%	828	441	87.7%	38	183	-79.4%	790	258	205.9%
Income Tax	(213)	(142)	n.a.	(213)	(142)	n.a.	50	(56)	n.a.	(263)	(86)	206.1%
Net Income (Loss) Company - continuing operations	539	237	127.5%	615	299	105.5%	87	127	-31.1%	527	172	205.8%
Net Result from discontinued operations	212	88	142.6%	4	(25)	n.a.	4	(25)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	751	324	131.6%	618	274	125.4%	91	102	-10.7%	527	172	205.8%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	539	237	127.6%	615	299	105.5%	87	127	-31.1%	527	172	205.8%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	89	17	435.8%	4	(24)	n.a	4	(24)	n.a	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	628	253	147.8%	618	275	124.7%	91	103	-11.5%	527	172	205.8%

Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	124	71	74.2%	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	124	71	74.2%	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% Net Sales Revenue

	1H18	1H17		1H18	1H17		1H18	1H17		1H18	1H17

Gross Profit	24.4%	25.2%		24.4%	25.2%		28.4%	31.7%		19.5%	15.2%
Selling Expenses	15.3%	16.1%		15.3%	16.1%		20.1%	20.6%		9.2%	9.1%
General and Administrative Expenses	2.1%	2.3%		2.1%	2.3%		2.8%	3.0%		1.3%	1.2%
Selling, General and Adm. Expenses	17.4%	18.4%		17.4%	18.4%		22.9%	23.6%		10.5%	10.4%
Equity Income(2)	-0.2%	-0.2%		0.1%	0.1%		0.2%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.6%	1.3%		0.6%	1.3%		0.9%	1.9%		0.1%	0.3%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.4%	2.3%		1.1%	1.0%
EBIT	4.5%	3.5%		4.8%	3.8%		2.4%	4.0%		7.8%	3.5%
Net Financial Revenue (Expenses)	1.2%	1.7%		1.2%	1.7%		2.1%	2.6%		0.1%	0.4%
Income Before Income Tax	3.3%	1.8%		3.6%	2.1%		0.3%	1.4%		7.6%	3.1%
Income Tax	-0.9%	-0.7%		-0.9%	-0.7%		0.4%	-0.4%		-2.5%	-1.0%
Net Income (Loss) Company - continuing operations	2.3%	1.1%		2.7%	1.4%		0.7%	1.0%		5.1%	2.1%
Net Income (Loss) - Consolidated Company	3.2%	1.5%		2.7%	1.3%		0.7%	0.8%		5.1%	2.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	2.3%	1.1%		2.7%	1.4%		0.7%	1.0%		5.1%	2.1%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.7%	1.2%		2.7%	1.3%		0.7%	0.8%		5.1%	2.1%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.5%	0.3%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%

(1)  Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest.

3. Financial income/expenses

	Consolidated

(R$ million)	2Q18	2Q17	Δ	1H18	1H17	Δ

Financial Revenue	39	41	-4.8%	79	98	-19.5%
Financial Expenses	(186)	(229)	-18.6%	(358)	(468)	-23.5%
Cost of Debt	(86)	(137)	-37.0%	(184)	(311)	-40.8%
Cost of Receivables Discount	(51)	(33)	52.1%	(86)	(73)	17.8%
Restatement of Contingent Liabilities and Other financial expenses	(48)	(58)	-15.9%	(88)	(84)	4.8%
Net Financial Revenue (Expenses)	(148)	(188)	-21.5%	(279)	(370)	-24.6%
% of Net Revenue	1.3%	1.8%	-50 bps	1.2%	1.7%	-50 bps

In the financial statements of GPA on June 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations

4. Net income

	Consolidated

(R$ million)	2Q18	2Q17	Δ	1H18	1H17	Δ

Financial Revenue	39	41	-4.8%	79	98	-19.5%
Financial Expenses	(186)	(229)	-18.6%	(358)	(468)	-23.5%
Cost of Debt	(86)	(137)	-37.0%	(184)	(311)	-40.8%
Cost of Receivables Discount	(51)	(33)	52.1%	(86)	(73)	17.8%
Restatement of Contingent Liabilities and Other financial expenses	(48)	(58)	-15.9%	(88)	(84)	4.8%
Net Financial Revenue (Expenses)	(148)	(188)	-21.5%	(279)	(370)	-24.6%
% of Net Revenue	1.3%	1.8%	-50 bps	1.2%	1.7%	-50 bps

In the financial statements of GPA on June 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations

4. Net income

	Consolidated						Food Business

(R$ million)	2Q18	2Q17	Δ	1H18	1H17	Δ	2Q18	2Q17	Δ	1H18	1H17	Δ

EBITDA	972	645	50.7%	1,475	1,155	27.7%	1,003	681	47.3%	1,551	1,217	27.4%
Depreciation (Logistic)	(12)	(14)	-9.2%	(25)	(26)	-4.9%	(12)	(14)	-9.2%	(25)	(26)	-4.9%
Depreciation and Amortization	(209)	(190)	9.8%	(419)	(380)	10.2%	(209)	(190)	9.8%	(419)	(380)	10.2%
Net Financial Revenue (Expenses)	(148)	(188)	-21.5%	(279)	(370)	-24.6%	(148)	(188)	-21.5%	(279)	(370)	-24.6%
Income (Loss) before Income Tax	603	253	138.4%	752	379	98.5%	634	289	119.4%	828	441	87.7%
Income Tax	(172)	(93)	85.7%	(213)	(142)	50.2%	(172)	(93)	85.7%	(213)	(142)	50.2%
Net Income (Loss) Company - continuing operations	431	160	168.9%	539	237	127.5%	462	196	135.4%	615	299	105.5%
Net income from discontinued operations	95	(45)	n.a.	212	88	142.6%	14	1	n.a.	4	(25)	n.a.
Net Income (Loss) Consolidated Company	526	115	356.1%	751	324	131.6%	476	197	142.0%	618	274	125.4%

Net Income (Loss) - Controlling Shareholders - continuing operations	431	160	169.9%	539	237	127.6%	462	196	136.1%	615	299	105.5%
Net Income (Loss) - Controlling Shareholders - descontinuing operations	47	(27)	n.a	89	17	435.8%	14	2	840.9%	4	(24)	n.a
Net Income (Loss) - Controlling Shareholders - Consolidated	478	133	260.1%	628	253	147.8%	476	197	141.5%	618	275	124.7%

Other Operating Revenue (Expenses)	414	447	-7.4%	414	447	-7.4%	414	447	-7.4%	414	447	-7.4%
Income Tax from Other Operating Revenues (Expenses)	(137)	(110)	23.7%	(137)	(110)	23.7%	(137)	(110)	23.7%	(137)	(110)	23.7%
Net Income (Loss) - Controlling Shareholders - continuing operations ex tax credits	153	(177)	n.a	261	(100)	n.a	185	(141)	n.a	337	(37)	n.a
Net Margin - Controlling Shareholders ex tax credits	1.3%	-1.7%	300 bps	1.1%	-0.5%	160 bps	1.6%	-1.3%	290 bps	1.5%	-0.2%	170 bps

In the financial statements of GPA on June 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

5. Debt

(R$ million)	06.30.2018	06.30.2017

Short Term Debt	(1,783)	(1,437)
Loans and Financing	(1,283)	(1,390)
Debentures and Promissory Notes	(500)	(47)
Long Term Debt	(4,070)	(3,638)
Loans and Financing	(733)	(658)
Debentures	(3,338)	(2,980)
Total Gross Debt	(5,853)	(5,075)
Cash and Financial investments	3,054	2,366
Net Debt	(2,799)	(2,709)
EBITDA(1)	2,634	2,077
Net Debt / EBITDA(1)	-1.06x	-1.30x

On balance Credit Card Receivables not discounted	88	307
Net Debt incl. Credit Card Receivables not discounted	(2,711)	(2,402)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-1.03x	-1.16x

In the financial statements of GPA on June 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. However, said technical standard does not require restatement of the balance sheet in such situations.

(1) EBITDA in the last 12 months.

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW
	Consolidated
(R$ million)	06.30.2018	06.30.2017

Net Income (Loss) for the period	751	324
Adjustment for reconciliation of net income
Deferred income tax	196	(187)
Loss (gain) on disposal of fixed and intangible assets	103	51
Depreciation and amortization	444	406
Interests and exchange variation	396	486
Equity Income	32	31
Provision for contingencies	143	299
Share-Based Compensation	28	18
Allowance for doubtful accounts	322	377
Provision for obsolescence/breakage	(15)	(18)
Deferred revenue	(215)	(163)
Other Operating Expenses	-	(447)
	2,185	1,178
Asset (Increase) decreases
Accounts receivable	324	(1,238)
Inventories	(1,321)	(497)
Taxes recoverable	(948)	33
Other Assets	(54)	(85)
Related parties	56	129
Restricted deposits for legal proceeding	(12)	(177)
	(1,955)	(1,680)
Liability (Increase) decrease
Suppliers	(2,359)	(2,921)
Payroll and charges	(128)	(46)
Taxes and Social contributions payable	6	(6)
Other Accounts Payable	(68)	(62)
Contingencies	(440)	(184)
Deferred revenue	117	(10)
Taxes and Social contributions paid	(249)	(31)
	(3,121)	(3,260)

Net cash generated from (used) in operating activities	(2,891)	(3,762)

Acquisition of property and equipment	(711)	(553)
Increase Intangible assets	(212)	(120)
Sales of property and equipment	81	97
Net cash flow investment activities	(842)	(576)

Cash flow from financing activities
Increase of capital	1	7
Funding and refinancing	4,362	4,703
Payments of loans and financing	(3,806)	(6,390)
Net cash generated from (used) in financing activities	381	(1,688)

Increase (decrease) in cash and cash equivalents	(3,352)	(6,026)

Cash and cash equivalents at the beginning of the year	7,351	9,142
Cash and cash equivalents at the end of the year	3,999	3,116
Change in cash and cash equivalents	(3,352)	(6,026)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated

(R$ million)	1H18	1H17
Cash Balance at Beginning of Exercise	7,351	9,142

Cash Flow from Operating Activities	(2,891)	(3,855)
EBITDA	2,192	1,631
Cost of Sale of Receivables	(418)	(450)
Working Capital	(3,356)	(4,656)
Assets and Liabilities Variation	(1,309)	(380)
Cash Flow from Investment Activities	(842)	(576)
Net Investment	(842)	(576)

Change on net cash after investments	(3,733)	(4,431)

Cash Flow from Financing Activities	381	(1,595)
Dividends Payments and Others	(176)	-
Net Payments	557	(1,595)

Change on Net Cash	(3,352)	(6,026)

Cash Balance at End of Exercise	3,999	3,116

Cash includes "Assets held for sale and op. Discontinued"	945	750

Cash t as balance sheet (excluding Via Varejo)	3,054	2,366

In the financial statements of GPA on June 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Assets held for sale and the corresponding liabilities were reclassified only on the reporting date. Accordingly, movements in the above equity accounts include Via Varejo, however, the final cash position is reconciled so as to show only continuing operations.

7. Capital Expenditure

	Food Business
(R$ million)	2Q18	2Q17	Δ	1H18	1H17	Δ
New stores, land acquisition and conversions	157	127	23.8%	245	154	58.3%
Store renovations and Maintenance	101	103	-2.2%	179	177	1.0%
Infrastructure and Others	84	45	87.0%	152	88	73.7%

Non-cash Effect
Financing Assets	(12)	11	n.a	84	135	-38.1%
Total	330	286	15.1%	659	554	18.9%

8. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	2Q18%		2Q17%		Δ	1H18%		1H17%		Δ

Multivarejo	7,030	55.0%	6,945	59.8%	1.2%	13,831	55.2%	13,975	60.6%	-1.0%
Pão de Açúcar	1,886	14.8%	1,766	15.2%	6.8%	3,639	14.5%	3,484	15.1%	4.5%
Extra (1)	4,144	32.4%	4,316	37.1%	-4.0%	8,295	33.1%	8,732	37.9%	-5.0%
Convenience Stores (2)	315	2.5%	293	2.5%	7.5%	600	2.4%	589	2.6%	1.7%
Other Businesses (3)	685	5.4%	569	4.9%	20.3%	1,297	5.2%	1,169	5.1%	10.9%
Cash & Carry	5,742	45.0%	4,678	40.2%	22.8%	11,241	44.8%	9,078	39.4%	23.8%
Assaí	5,742	45.0%	4,678	40.2%	22.8%	11,241	44.8%	9,078	39.4%	23.8%
Food Business	12,772	100.0%	11,623	100.0%	9.9%	25,072	100.0%	23,053	100.0%	8.8%

	Breakdown of Net Sales by Business
(R$ million)	2Q18%		2Q17%		Δ	1H18%		1H17%		Δ

Multivarejo	6,497	55.2%	6,390	59.9%	1.7%	12,783	55.3%	12,904	60.8%	-0.9%
Pão de Açúcar	1,732	14.7%	1,615	15.1%	7.2%	3,345	14.5%	3,200	15.1%	4.5%
Extra (1)	3,802	32.3%	3,950	37.0%	-3.8%	7,606	32.9%	8,015	37.8%	-5.1%
Convenience Stores (2)	295	2.5%	273	2.6%	8.3%	560	2.4%	549	2.6%	2.1%
Other Businesses (3)	669	5.7%	553	5.2%	21.0%	1,271	5.5%	1,139	5.4%	11.5%
Cash & Carry	5,278	44.8%	4,273	40.1%	23.5%	10,336	44.7%	8,312	39.2%	24.4%
Assaí	5,278	44.8%	4,273	40.1%	23.5%	10,336	44.7%	8,312	39.2%	24.4%
Food Business	11,775	100.0%	10,663	100.0%	10.4%	23,118	100.0%	21,215	100.0%	9.0%

(1) Includes sales by Extra Supermercado and Extra Hiper.

 (2) Includes sales by Minimercado Extra and Minuto Pão de Açúcar.

 (3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

9.  Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)
	Food Business
	2Q18	2Q17	1H18	1H17

Cash	48.2%	51.5%	49.0%	51.5%
Credit Card	41.2%	38.4%	40.3%	38.3%
Food Voucher	10.6%	10.1%	10.7%	10.2%

10. Store Portfolio Changes by Banner

	Food Business
	03/31/2018	Opened	Opened by conversion	Closed	Closed to conversion	06/31/2018

Pão de Açúcar	186	-	-	-	-	186
Extra Hiper	113	-	-	-	-	113
Extra Supermercado	187	-	-	-	-	187
Minimercado Extra	183	-	-	-	-	183
Minuto Pão de Açucar	82	-	-	-	-	82
Assaí	127	2	1	-	-	130
Other Business	194	-	-	(1)	-	193
Gas Station	71	-	-	(1)	-	70
Drugstores	123	-	-	-	-	123
Food Business	1,072	2	1	(1)	-	1,074

Sales Area ('000 m2)
Food Business	1,788					1,802

# of employees ('000)
Food Business	91					91

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented as discontinued operations (note 31) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com” and “Barateiro.com”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Éxito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the "Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years as from their respective execution, which may be extended for an additional 20-year term, at CBD’s exclusive criteria, and rules the calculation of the rental fees.

The Proceeding refers to certains terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The Company and its legal advisors understand that the Proceeding will be decided favorably to CBD.

2.      Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

The accounting information intermediate and consolidated regarding the semester ended June 30, 2018 were approved by the Board of Directors on July 24, 2018.

2.     Basis of preparation - Continued

As a result of the process in progress for the sale of the subsidiary Via Varejo S.A. (note 32 on the financial statements for year ended December 31, 2017, presented in February 19, 2018) and in accordance to the CPC 31 / IFRS 5 – Non current assets held for sale and discontinued operation, the individual and consolidated interim financial information of the statement of the operations and the statement of the added value for the semesters ended June 30, 2018 and June 30, 2017 were presented with the effects of the transaction.

The cash flow statements presented include the continuing and discontinued operations in line with technical pronouncement CPC31 / IFRS 5. The cash for flow discontinued operations are presented in Note 31.1.

3.      Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2017, in Note 3. In the period, a new company was established named SCB Distribuição e Comércio (SCB) controlled by CBD.

4.      Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2017 and therefore should be read in conjunction with those annual financial statements, in note 5.1. and the policy of recognition and measurement of income tax in the interim period described in Note 19.1.

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018

The changes in accounting policies were also reflected in the Company's consolidated quarterly information for the semester ended June 30, 2017.

The Company adopted for the first time CPC 47 / IFRS 15 Revenue from Contracts with Customers (see 5.1.1), CPC 48 /IFRS 9 Financial Instruments (see 5.1.2) as of January 1, 2018 and the Revision of Technical Pronouncements – No. 12/2017 as of January 1, 2018. A series of other new standards are effective as of January 1, 2018, although they have no material impact on the Company’s financial statements.

The effect of the first-time adoption of these standards is mainly due to the following:

•         Reclassification of bonuses received from suppliers;

•         Reclassification of financial assets, with impacts on shareholders’ equity (see note 5.1.2);

•         Reclassification of the impacts of withheld taxes on share-based compensation (see Note 5.1.3);

•         An increase in impairment losses recognized in financial assets (see Note 5.1.2).

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.  Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 - Continued

5.1.1 . CPC 47 / IFRS 15 Revenue from contracts with customers

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized. It substitutes CPC 30 / IAS 18 Revenue, CPC 17 / IAS 11 Construction Contracts and their respective interpretations.

The Company adopted CPC 47 / IFRS 15, with the effect of first-time adoption of the standard with retrospective effects (i.e. January 1, 2017). Consequently, we restated the Statement of income, statement of added value, statement of changes in shareholders equity and balance sheet, for the period reported previously in accordance with CPC 30 / IAS 18, CPC 17 / IAS 11 and the respective interpretations.

The effect of the adoption of CPC 47 / IFRS 15 is related to the classification of bonuses received from suppliers as deductions from the cost of sales instead of from administrative and selling expenses.

The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to the diverse goods and services of the Company are described below:

 (i)       Revenue

a)        Sales of goods

Revenue from sale of goods is recognized at its fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or liability over the goods sold and the economic benefits generated for the Company and its subsidiaries are probable. No revenue is recognized if its realization is uncertain.

b)       Service revenue

Since the Company and its subsidiaries are holders of policies on extended warranty insurance, financial protection insurance and personal accident insurance, and are sales agents in technical assistance and prepaid phone recharge, revenues earned are presented net of related costs and recognized as profit or loss when it is probable that the economic benefits will flow to the Company and its subsidiaries and their amounts can be measured reliably.

c)    Financial services revenue

Since consumer financing is an essential part of the business of the Company and its subsidiaries, for all financial instruments measured at amortized cost, financial revenue is recognized using the effective interest rate method, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or in a shorter period of time, when applicable, from the carrying amount of the asset. Interest income is included under financial services, comprising gross profit in the income statement for the year. This practice is substantially related to discontinued activities.

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 - Continued

5.1.1             CPC 47 / IFRS 15 Revenue from contracts with customers - Continued

d)       Interest income

For all the financial assets measured at their amortized cost, interest income is recorded using the effective interest rate method, which is the discount rate of the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, as applicable, from the carrying amount of the financial asset or liability. Interest income is included in the financial result in the income statement for the year.

e)        Returns and cancellations

Returns and cancellations are recognized when the sale is concluded. Estimates are based on sales volumes and the history of returns in each reporting segment. Revenue is recognized net of returns and cancellations.

(ii)       Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventories and logistics costs.

Bonuses received from suppliers are measured based on the contracts and agreements between the parties.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries, and includes warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in acquisition costs.

5.1.2         CPC 48 / IFRS 9 Financial Instruments

CPC 48 / IFRS 9 establishes the requirements for recognition and measurement of financial assets, financial liabilities and some contracts for purchase and sale of non-financial items.   This standard replaces CPC 38 / IAS 39 – Financial Instruments: Recognition and Measurement.

CPC 48 / IFRS 9 retains most of the current requirements of CPC 38 / IAS 39 for the classification and measurement of financial liabilities. However, it eliminates previous categories of CPC 38 / IAS 39 for financial assets: held-to-maturity, loans and receivables and available-for-sale.

The adoption of CPC 48 / IFRS 9 did not have a significant impact on the Company’s accounting policies related to financial liabilities and derivative instruments (for derivatives used as hedging instruments, see item (iii) below). The impact of CPC 48 / IFRS 9 on the Classification and Measurement of Financial assets is described below.

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2         CPC 48 / IFRS 9 Financial Instruments - Continued

In accordance with CPC 48 / IFRS 9, upon initial recognition, a financial asset is classified as measured: at its amortized cost, at fair value through other comprehensive income (“FVOCI”) – debt instrument; FVOCI – equity instrument; or fair value through profit or loss (“FVPL”). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on the characteristics of its contractual cash flows. Embedded derivatives in which the main contracts is a financial asset under the scope of the standard are never separated.  Instead, the hybrid financial instrument is fully evaluated for classification.

Details of the new significant accounting policies and the nature of changes to previous accounting policies in relation to the Company’s goods and services is described below:

i)       Classification and measurement of Financial Assets and Liabilities

A financial asset is measured at its amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model whose goal is to maintain financial assets to receive contractual cash flows; and

•  Its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the outstanding principal amount.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model whose goal is achieved both through the receipt of contractual cash flows and through the sale of financial assets; and

•  Its contractual terms generate, on specific dates, cash flows that are exclusively related to the payment of principal and interest on the outstanding principal amount.

Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment under other comprehensive income (“OCI”). This choice is made on an investment-by-investment basis.

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2.CPC 48 / IFRS 9 Financial Instruments - Continued

Any financial asset not classified as measured at their amortized cost or through FVOCI, as described above, are classified as FVPL. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that would otherwise meet the requirements to be measured at amortized cost or as FVOCI as FVPL if this eliminates or significantly reduces an accounting mismatch that would occur otherwise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it refers to trade accounts receivable without a significant component of financing that is initially measured at the transaction price) is initially measured at fair value, plus, for an item that is not measured at FVPL, any transaction costs directly attributable to its acquisition.

Financial assets measures at FVPL – These assets are subsequently measured at fair value. The net result, including interest or revenue from dividends, is recognized in the result.

Financial assets at amortized cost – These assets are measured subsequent to amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains and losses, and losses are recognized as profit or loss. Any gain or loss from derecognition is recognized as profit or loss.

Debt instruments at FVOCI – These assets are measured subsequently at fair value. Interest income calculated using the effective interest rate method, exchange gains and losses, and impairment losses are recognized as profit or loss. Other net income is recognized under OCI. In derecognition, the accumulated result under OCI is reclassified to result. On December 31, 2017, the amount under continuing operations was R$11 at the parent company and R$12 at the consolidated, and the amount under discontinued operation was R$64.

ii)             Impairment of financial assets

CPC 48 / IFRS 9 replaces the “incurred loss” model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL, as per CPC 48 / IFRS 9, loan losses are recognized earlier than under CPC 38 / IAS 39.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

•         Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.

•         Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2.CPC 48 / IFRS 9 Financial Instruments - Continued

ii)   Impairment of financial assets - Continued

•       Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, CDCI, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Company considers a financial asset as in default when:

•         there is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or

•         the financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2.CPC 48 / IFRS 9 Financial Instruments - Continued

ii)   Impairment of financial assets - Continued

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with adverse impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. As a result, the Company reclassified impairment losses of R$2 to selling expenses June 30, 2017, recognized under CPC 38/IAS 39.

Impairment of other financial assets is reported under “selling expenses”, similarly to the presentation under CPC 38 / IAS 39.

Impact of the new impairment loss model – For assets within the scope of the loss model of CPC 48 / IFRS 9, impairment should increase and become more volatile. The Company determined that the application of the requirements for impairment under CPC 48 / IFRS 9 on January 1, 2018 resulted in an additional provision of R$6 in continuing operations.

The additional Provision of R$175 in discontinued operations is composed as follows:

Discontinued operations 12.31.2017
Accounts receivable from credit card operators	24
Consumer financing CDCI	131
Accounts receivable from freight companies	9
Accounts receivable b2b	11
Total	175

Accounts receivable and contractual assets – The following analysis provides greater details on the calculation of expected credit losses related to accounts receivable and contractual assets when adopting CPC 48 / IFRS 9. The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2.CPC 48 / IFRS 9 Financial Instruments - Continued

ii)   Impairment of financial assets – Continued

Expected credit losses were calculated based on real experiences of credit loss in recent years.  The Company calculated the rates of expected credit loss separately for lessees of wholesale properties, accounts receivable from credit card operators and other clients.

The positions within each group were segmented based on common credit risk characteristics, such as:

•         Credit risk level and historical losses – for wholesale clients and property rental; and

•         Delinquency status, default risk and historical losses – for credit card operators and other clients.

Transition – Changes in accounting policies resulting from the adoption of CPC 48 / IFRS 9 were applied retrospectively, except as described below.

•         The following assessments were made based on facts and circumstances that existed on the date of initial adoption.

o    Determination of the business model in which a financial asset is held.

o    Designation and cancellation of prior designations of certain financial assets and liabilities measured at FVPL.

o    Determinations of variables related to estimates of impairment.

o    Designation of certain investments in equity instruments not held for trading at FVOCI.

o    All hedge relationships designated in CPC 38 / IAS 39 on December 31, 2017 met the criteria for hedge accounting pursuant to CPC 48 / IFRS 9 on January 1, 2018 and are, therefore, considered as continuing hedge relationships.

5.1.3 Revision of Technical Pronouncements – no.12/2017

The entity must apply the change set forth in IFRS 2 / CPC 10 – “Share-based payment” to account for the withholding of share funds to pay the tax authority for the tax obligation of the employee associated with the share-based payment. Consequently, the payment made must be accounted for as a deduction from capital for the retained shares, except to the extent that the payment exceeds the fair value on the date of settlement by the net value of the own equity instruments withheld. As such, the liability related to the withheld liabilities in the amount of R$10 at the parent company and R$13 in the consolidated of continuing operations, and R$8 in discontinued operations was reclassified to shareholders equity on the initial date of adoption, i.e. January 1, 2018.

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements

The effect of retrospective adoption of CPC 47 / IFRS 15 Revenue from Contracts with Customers, CPC 48 /IFRS 9 Financial Instruments as of January 1, 2017, with impacts on the statement of income for the semesters ended June 30, 2017, balance sheets on December 31, 2017, statements of cash flows on June 30, 2017, and statements of value added on June 30, 2017 are as follows:

Balance Sheet	Parent Company
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated

Trade receivables	440	(12)	-	428
Other receivables	256	(3)	-	253
Assets held for sale	2,090	(77)	(4)	2,009
Total current assets	9,175	(92)	(4)	9,079

Deferred income tax and social contribution	108	4	-	112
Investments	3,368	(2)	(21)	3,345
Total noncurrent assets	13,803	2	(21)	13,784
Total assets	22,978	(90)	(25)	22,863

Provision for losses on investiment in associates	165	-	30	195
Total noncurrent liabilities	4,483	-	30	4,513

Shareholders’ equity	10,333	(90)	(55)	10,188
Non-controlling interest	-	-	-	-
Total shareholders’ equity	10,333	(90)	(55)	10,188
Total liabilities and shareholders’ equity	22,978	(90)	(25)	22,863

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Operations	Parent Company
	06.30.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Cost of Sales	(8,846)	116	-	-	(8,730)
Gross Profit	3,953	116	-	-	4,069
Operating income (expenses)
Selling Expenses	(2,584)	(86)	(2)	-	(2,672)
General and Administrative Expenses	(356)	(30)	-	-	(386)
Share of Profit of Subsidiaries and Associates	240	-	(16)	(19)	205
Income (loss) Before Income Tax and Social Contribution	355	-	(18)	(19)	318
Income Tax and Social Contribution	(41)	-	-	-	(41)
Net Income (loss) from Continued Operations	314	-	(18)	(19)	277
Net Income (loss) from Discontinued Operations	(24)	-	-	-	(24)
Net Income (loss) for the Period	290	-	(18)	(19)	253
Attributed to:
Net Income (loss) from Continued Operations	314	-	(18)	(19)	277
Net Income (loss) from Discontinued Operations	(24)	-	-	-	(24)
Total of controlling shareholders	290	-	(18)	(19)	253

Balance Sheet	Consolidated
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Trade receivables	632	(14)	-	618
Other receivables	271	(4)	-	267
Assets held for sale	22,961	(178)	(8)	22,775
Total current assets	33,220	(196)	(8)	33,016

Deferred income tax and social contribution	121	4	-	125
Investments	176	-	(21)	155
Total noncurrent assets	14,708	4	(21)	14,691
Total assets	47,928	(192)	(29)	47,707

Provision for losses on investiment in associates	165	-	30	195
Total noncurrent liabilities	5,644	-	30	5,674

Shareholders’ equity	10,333	(90)	(55)	10,188
Non-controlling interest	2,959	(101)	(5)	2,853
Total shareholders’ equity	13,292	(191)	(60)	13,041
Total liabilities and shareholders’ equity	47,928	(191)	(30)	47,707

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statements of Operations	Consolidated
	06.30.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Cost of Sales	(15,982)	121	-	-	(15,861)
Gross Profit	5,233	121	-	-	5,354
Operating income (expenses)
Selling Expenses	(3,329)	(91)	(2)	-	(3,422)
General and Administrative Expenses	(459)	(30)	-	-	(489)
Share of Profit of Subsidiaries and Associates	(23)	-	-	(17)	(40)
Income (loss) Before Income Tax and Social Contribution	398	-	(2)	(17)	379
Income Tax and Social Contribution	(142)	-	-	-	(142)
Net Income (loss) from Continued Operations	256	-	(2)	(17)	237
Net Income (loss) from Discontinued Operations	128	-	(37)	(4)	87
Net Income (loss) for the Period	384		(39)	(21)	324
Attributed to:
Net Income (loss) from Continued Operations	256	-	(2)	(17)	237
Net Income (loss) from Discontinued Operations	34	-	(16)	(2)	16
Total of controlling shareholders	290	-	(18)	(19)	253

Non-controlling shareholders from discontinued operations	94	-	(21)	(2)	71
Total of non-controlling shareholders	94	-	(21)	(2)	71

Statement of Cash Flows
	Parent Company
	06.30.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Net Cash Operating Activities	(1,287)	-	-	(1,287)
Cash Provided by the Operations	261	-	-	261
Net Income (Loss) for the Period	290	(18)	(19)	253
Deferred Income Tax	3	-	-	3
Share of Profit of Subsidiaries and Associates	(240)	16	19	(205)
Impairment	-	1	-	1
Estimated loss on doubtful accounts	4	1	-	5

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Cash Flows
	Consolidated
	06.30.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Net Cash Operating Activities	(3,762)	-	-	(3,762)
Cash Provided by the Operations	1,178	-	-	1,178
Net Income (Loss) for the Period	384	(38)	(22)	324
Deferred Income Tax	(184)	(3)	-	(187)
Share of Profit of Subsidiaries and Associates	9	-	22	31
Impairment	-	1	-	1
Estimated loss on doubtful accounts	337	40	-	377

Statement of Value Added
	Parent Company
	06.30.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Products Acquired from Third Parties
Costs of Products, Goods and Services Sold	(9,115)	116	-	-	(8,999)
Materials, Energy, Outsourced Services and Other	(1,536)	(116)	(2)	-	(1,654)
	(10,651)	-	(2)	-	(10,653)

Gross Value Added	3,420	-	(2)	-	3,418

Net Value Added Produced	3,099	-	(2)	-	3,097

Share of Profit of Subsidiaries and Associates	240	-	-	(35)	205
Others	(24)	-	-	-	(24)
	306	-	-	(35)	271

Total Value Added to Distribute	3,405	-	(2)	(35)	3,368

Value Distributed to Shareholders	290	-	(2)	(35)	253
Total Value Added Distributed	3,405	-	(2)	(35)	3,368

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.               Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.              Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Value Added
	Consolidated
	06.30.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated
Products Acquired from Third Parties
Cost of Sales	(16,751)	121	-	-	(16,630)
Materials, Energy, Outsourced Services and Other	(1,878)	(121)	(2)	-	(2,001)
	(18,629)	-	(2)	-	(18,631)

Gross Value Added	4,631	-	(2)	-	4,629

Net Value Added Produced	4,225	-	(2)	-	4,223

Value Added Received in Transfer
Share of Profit of Associates	(23)	-	-	(17)	(40)
Net Income from Discontinued Operations	128	-	(41)	-	87
	210	-	(41)	(17)	152

Total Value Added to Distribute	4,435	-	(43)	(17)	4,375

Value Distributed to Shareholders	384	-	(41)	(19)	324
Retained Earnings/ Accumulated Losses for the Period	290	-	(18)	(19)	253
Noncontrolling Interest in Retained Earnings	94	-	(23)	-	71
Distribution of Value Added	4,435	-	(43)	(17)	4,375

(*) Effects of the application of IFRS 9 and IFRS 15 in associates.

5.2  New and revised standards and interpretations already issued and not yet adopted

The Company is assessing the impacts of adopting “IFRS 16 – Lease,” and significant impacts are expected, which are currently being measured and are expected to be concluded by the end of 2018.

There are no other standards and interpretations issued and not yet adopted that could, in the Management's opinion, have a significant impact on the results for the year or in the shareholders' equity reported by the Company in its separate and consolidated financial statements.

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the semester ended June 30, 2018 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2017, except for the application of CPC 48 / IFRS 9 described in Note 5.1.

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2017, in note 7.

		Parent Company		Consolidated
	Rate	06.30.2018	12.31.2017	06.30.2018	12.31.2017

Cash and banks - Brazil		132	251	213	396
Cash and banks - Abroad	(*)	79	68	79	68
Short-term investments - Brazil	(**)	1,991	2,549	2,762	3,328
		2,202	2,868	3,054	3,792

(*) Refers to amounts deposited in the United States of America in US Dollars.

(**) Short-term investments as June 30, 2018 refer substantially to highly liquid investments accruing  interest corresponding to a weighted average rate of 94.22% (98.07% on December 31, 2017) of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2017, in note 8.

	Parent Company		Consolidated
	06.30.2018	12.31.2017	06.30.2018	12.31.2017
		Restated		Restated
Credit card companies	34	134	50	234
Credit card companies - related parties (note 12.2)	29	162	39	170
Sales vouchers	54	84	116	147
Private label credit card	42	74	43	74
Receivables from related parties (note 12.2)	14	11	1	-
Receivables from suppliers	38	46	54	79
Allowance for doubtful accounts (note 8.1)	(1)	(3)	(4)	(6)
	210	508	299	698

Current	207	428	296	618
Noncurrent	3	80	3	80

8.       Trade receivables - Continued

8.1.      Allowance for doubtful accounts

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
		Restated		Restated
At the beginning of the period	(2)	(1)	(4)	(2)
Adjustment related to IFRS 9	(1)	(1)	(2)	(2)
Restated opening balance	(3)	(2)	(6)	(4)
Loss/reversal in the period	-	(5)	(322)	(377)
Write-off of receivables	2	4	322	288
Assets held for sale and discontinued operations (note 31)	-	-	2	87
At the end of the period	(1)	(3)	(4)	(6)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

06.30.2018	303	281	13	2	1	6
12.31.2017- Restated	704	673	15	5	2	9

9.      Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2017, in note 9.

	Parent Company		Consolidated
	06.30.2018	12.31.2017	06.30.2018	12.31.2017
		Restated		Restated
Receivable from Paes Mendonça	337	337	532	532
Accounts receivable from insurers	206	208	206	208
Receivable from sale of subsidiaries	86	81	86	81
Rental receivable	34	47	36	48
Other	54	37	65	52
Allowance for doubtful other receivables	(10)	(10)	(11)	(12)
	707	700	914	909

Current	247	253	257	267
Noncurrent	460	447	657	642

9.        Other receivables - Continued

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017

At the beginning of the period	(10)	(6)	(12)	(7)
Allowance for losses on inventory	-	-	-	(4)
Write-off of receivables	-	-	13	-
Assets held for sale and discontinued operations (note 31)	-	-	(12)	4
At the end of the period	(10)	(6)	(11)	(7)

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2017, in note 10.

	Parent Company		Consolidated
	06.30.2018	12.31.2017	06.30.2018	12.31.2017

Stores	2,037	2,013	3,644	3,564
Distribution centers	1,181	1,065	1,543	1,307
Real estate inventories	-	-	9	24
Allowance for losses on inventory obsolescence and damages (note 10.1)	(37)	(36)	(60)	(73)
	3,181	3,042	5,136	4,822

10.1.Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
At the beginning of the period	(36)	(41)	(73)	(75)
Additions	(3)	(15)	(47)	(64)
Write-offs	2	20	62	82
Assets held for sale and discontinued operations (note 31)	-	-	(2)	4
At the end of the period	(37)	(36)	(60)	(53)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2017, in note 11.

	Parent Company		Consolidated
	06.30.2018	12.31.2017	06.30.2018	12.31.2017
State value-added tax on sales and services – ICMS	1,250	1,187	2,012	1,886
Provision for non-realization to ICMS	-	-	(13)	(369)
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	286	286	478	424
Social Security Contribution - INSS	287	281	315	312
Income tax and Social Contribution	50	62	61	71
Other	3	9	14	19
Total	1,876	1,825	2,867	2,343

Current	402	360	532	596
Noncurrent	1,474	1,465	2,335	1,747

11.1. ICMS is expected to be realized as follows (net of provision for not realizing in consolidated):

	Parent Company	Consolidated
In one year	150	244
From 1 to 2 years	149	247
From 2 to 3 years	145	249
From 3 to 4 years	137	246
From 4 to 5 years	116	231
More than 5 years	553	782
	1,250	1,999

For the ICMS tax credits, management, based on technical feasibility studies, based on growth projections and related tax payments in the normal course of the operations, understand be viable the future compensation. The studies mentioned are prepared and reviewed periodically based on information extracted from Strategic Planning report, previously approved by the Board of Directors of the Company. For the financial information as of June 30, 2018, management has monitoring controls over the progress of the plan annually established, revaluating and including eventual new elements that contribute to the realization of ICMS tax credits, net of provision of R$13, as shown above. On the occasion of a new ordinance (CAT 42, issued in May 2018) in the state of São Paulo, there were new prospects for the realization of ICMS in the State, which resulted in the reversal of the provision for non-realization of R$ 369.

12.    Related parties

12.1.Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the period of six months ended June 30, 2018 and 2017, were as follows:

In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Board of directors (*)	4,083	2,944	-	-	-	-	4,083	2,944
Executive officers	12,046	11,865	22,676	11,953	6,393	18,002	41,115	41,820
Fiscal Council	228	114	-	-	-	-	228	114
	16,357	14,923	22,676	11,953	6,393	18,002	45,426	44,878

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2017, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Controlling shareholders:
Casino	1	-	-	-	2	1	2	4	(26)	(17)
Euris	-	-	-	-	-	-	-	-	(1)	(2)
Exito	-	-	-	-	-	-	-	-	1	-
Helicco	-	-	-	-	-	-	-	-	(1)	-
Subsidiaries:
Novasoc Comercial	-	-	43	45	-	-	2	5	-	-
Sendas Distribuidora	9	4	82	83	8	7	-	-	42	-
Via Varejo	4	7	18	4	5	4	195	202	(7)	(50)
VVLOG Logística Ltda.	-	-	-	-	-	-	-	1	-	-
Cnova Brasil	-	-	17	19	-	-	-	-	2	36
GPA M&P	-	-	5	6	-	-	12	-	-	-
GPA Logística	-	-	49	30	16	17	42	26	-	-
Associates
FIC	29	162	26	18	14	21	-	-	61	(8)
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”) (i)	-	-	-	-	-	-	142	149	(22)	(17)
Others	-	-	1	1	-	-	-	-	-	-
Total	43	173	241	206	45	50	395	387	49	(58)

(i) Amount refers to acquisition of products and services with purpose the Company’s energy efficience.

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Controlling shareholder:
Casino	1	-	-	-	2	1	2	4	(26)	(17)
Euris	-	-	-	-	-	-	-	-	(1)	(2)
Exito	-	-	-	-	-	-	-	-	1	-
Helicco	-	-	-	-	-	-	-	-	(1)	-
Associates:
FIC	39	170	30	24	18	22	-	-	83	40
Other related parties:
Greenyellow do Brasil Energia e Serviços Ltda (Greenyellow)	-	-	-	-	-	-	142	149	(22)	(17)
Others	-	-	1	1	-	-	-	-	-	-
Total	40	170	31	25	20	23	144	153	34	4

13.    Investments in subsidiaries and associates

The detailed information on investments was presented in the annual financial statements for 2017, in note 13.

13.1.Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)

Balances at 12.31.2017	3,122	5	-	176	(100)	3,203
Adjustment related to IFRS 9	(3)	-	-	(21)	(29)	(53)
Balances at 12.31.2017 - restated	3,119	5	-	155	(129)	3,150
Share of profit of subsidiaries and associates	527	(2)	95	32	(96)	556
Stock options	5	-	5	-	1	11
Share of other comprehensive income	-	-	8	-	(32)	(24)
Assets held for sale and discontinued operations (note 31)	-	-	(108)	-	-	(108)
Balances at 06.30.2018	3,651	3	-	187	(256)	3,585

(*) Includes the effects of on the provision for losses on investments in associates in Luxco of R$304 on June 30, 2018 (R$195 on December 31, 2017) and R$12 relating to SCB.

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)

	Restated
Balances at 12.31.2016	2,330	168	-	443	73	3,014
Adjustment related to IFRS 9	(2)	-	-	(5)	(14)	(21)
Balances at 01.01.2017 - restated	2,328	168	-	438	59	2,993
Share of profit of subsidiaries and associates	180	9	55	22	(61)	205
Stock options	2	-	2	-	-	4
Capital increase	53	-	-	-	-	53
Share of other comprehensive income	-	-	(13)	-	(10)	(23)
Assets held for sale and discontinued operations (note 31)	-	-	(44)	-	-	(44)
Balances at 06.30.2017	2,563	177	-	460	(12)	3,188

(*) Includes the effects of provision for losses on investments in associates in Luxco of R$108.

13.    Investments in subsidiaries and associates - Continued

13.1.Breakdown of investments - Continued

	Consolidated
	06.30.2018	06.30.2017
		Restated
Balances in the beginning of the period	12	294
Adjustement related to IFRS 9	(51)	(19)
Balances in the beginning of the period – restated	(39)	275
Share of profit of associates – Continued operations	(44)	(40)
Share of profit of associates – Discontinued operations	12	10
Share of other comprehensive income	(33)	(10)
Dividends and interests on own capital – continued operations	-	(90)
Dividends and interests pn own capital - discontinued operations	-	(36)
Assets held for sale and discontinued operations (note 31)	(12)	26
Balances at the end of the period	(116)	135

14.    Property and equipment

	Parent company
	Balance at 12.31.2017	Additions	Depreciation	Write-offs	Transfers(*)	Balance at 06.30.2018

Land	1,094	-	-	-	(49)	1,045
Buildings	1,333	2	(23)	25	(105)	1,232
Leasehold improvements	2,142	6	(100)	(4)	45	2,089
Machinery and equipment	904	4	(85)	(12)	32	843
Facilities	306	3	(19)	(1)	3	292
Furniture and fixtures	365	4	(29)	(11)	14	343
Vehicles	2	-	(1)	-	-	1
Construction in progress	79	145	-	-	(163)	61
Other	39	8	(6)	-	(9)	32
Total	6,264	172	(263)	(3)	(232)	5,938

Finance lease
IT equipment	5	-	(1)	-	-	4
Buildings	17	-	-	-	-	17
	22	-	(1)	-	-	21
Total	6,286	172	(264)	(3)	(232)	5,959

(*) See note 31.

14.       Property and equipment - Continued

	Parent company
	Balance at 12.31.2016	Additions	Depreciation	Write-offs	Transfers	Balance at 06.30.2017

Land	1,261	-	-	(31)	-	1,230
Buildings	1,611	2	(26)	(125)	(1)	1,461
Leasehold improvements	2,226	12	(88)	(46)	77	2,181
Machinery and equipment	1,047	15	(89)	(15)	49	1,007
Facilities	319	30	(17)	(4)	3	331
Furniture and fixtures	396	-	(30)	(4)	12	374
Vehicles	3	-	(1)	-	-	2
Construction in progress	113	147	-	(2)	(137)	121
Other	45	6	(7)	(1)	(3)	40
Total	7,021	212	(258)	(228)	-	6,747

Finance lease
IT equipment	5	-	-	-	-	5
Buildings	17	-	-	-	-	17
	22	-	-	-	-	22
Total	7,043	212	(258)	(228)	-	6,769

	Parenty Company
	Balance at 06.30.2018			Balance at 12.31.2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,045	-	1,045	1,094	-	1,094
Buildings	2,096	(864)	1,232	2,190	(857)	1,333
Leasehold improvements	3,683	(1,594)	2,089	3,659	(1,517)	2,142
Machinery and equipment	2,196	(1,353)	843	2,273	(1,369)	904
Facilities	600	(308)	292	596	(290)	306
Furniture and fixtures	930	(587)	343	962	(597)	365
Vehicles	8	(7)	1	8	(6)	2
Construction in progress	61	-	61	79	-	79
Other	127	(95)	32	127	(88)	39
	10,746	(4,808)	5,938	10,988	(4,724)	6,264

Finance lease
IT equipment	38	(34)	4	37	(32)	5
Buildings	39	(22)	17	40	(23)	17
	77	(56)	21	77	(55)	22
Total	10,823	(4,864)	5,959	11,065	(4,779)	6,286

14.       Property and equipment – Continued

	Consolidated
	Balance at 12.31.2017	Additions	Depreciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 06.30.2018
Land	1,362	10	-	-	(47)	-	1,325
Buildings	1,770	60	(29)	26	(131)	-	1,696
Leasehold improvements	3,492	165	(145)	(61)	85	1	3,537
Machinery and equipment	1,262	54	(120)	(30)	87	(53)	1,200
Facilities	487	26	(27)	(12)	12	(3)	483
Furniture and fixtures	540	34	(43)	(13)	32	(14)	536
Vehicles	1	-	-	(24)	-	24	1
Construction in progress	126	269	-	(2)	(285)	(6)	102
Other	63	16	(11)	-	(3)	(2)	63
Total	9,103	634	(375)	(116)	(250)	(53)	8,943

Finance lease
Equipment	6	-	(1)	(1)	-	-	4
IT equipment	5	-	(1)	-	-	-	4
Furniture and fixtures	4	-	-	-	-	-	4
Buildings	20	-	-	-	-	-	20
	35	-	(2)	(1)	-	-	32
Total	9,138	634	(377)	(117)	(250)	(53)	8,975

	Consolidated
	Balance at 12.31.2016	Additi-ons	Depre-ciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 06.30.2017

Land	1,414	-	-	(31)	-	-	1,383
Buildings	1,856	26	(30)	(124)	33	-	1,761
Leasehold improvements	3,284	63	(120)	(52)	105	(8)	3,272
Machinery and equipment	1,340	51	(116)	(18)	64	(14)	1,307
Facilities	433	44	(22)	(7)	11	(1)	458
Furniture and fixtures	543	14	(39)	(5)	15	(4)	524
Vehicles	2	-	(1)	(6)	-	6	1
Construction in progress	204	216	-	(2)	(232)	(2)	184
Other	63	9	(11)	(2)	(2)	(1)	56
Total	9,139	423	(339)	(247)	(6)	(24)	8,946

Finance lease
Equipment	9	-	(1)	-	(1)	-	7
IT equipment	8	-	(1)	(1)	-	-	6
Furniture and fixtures	6	-	-	-	-	-	6
Buildings	20	-	-	-	-	-	20
	43	-	(2)	(1)	(1)	-	39
Total	9,182	423	(341)	(248)	(7)	(24)	8,985

(*) See note 31.

14.         Property and equipment – Continued

	Consolidated
	Balance at 06.30.2018			Balance at 12.31.2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,325	-	1,325	1,362	-	1,362
Buildings	2,638	(942)	1,696	2,705	(935)	1,770
Leasehold improvements	5,457	(1,920)	3,537	5,310	(1,818)	3,492
Machinery and equipment	2,776	(1,576)	1,200	2,828	(1,566)	1,262
Facilities	835	(352)	483	817	(330)	487
Furniture and fixtures	1,208	(672)	536	1,209	(669)	540
Vehicles	8	(7)	1	8	(7)	1
Construction in progress	102	-	102	126	-	126
Other	194	(131)	63	183	(120)	63
	14,543	(5,600)	8,943	14,548	(5,445)	9,103

Finance lease
Equipment	26	(22)	4	26	(20)	6
IT equipment	45	(41)	4	46	(41)	5
Facilities	1	(1)	-	1	(1)	-
Furniture and fixtures	13	(9)	4	13	(9)	4
Buildings	43	(23)	20	43	(23)	20
	128	(96)	32	129	(94)	35
Total	14,671	(5,696)	8,975	14,677	(5,539)	9,138

14.1.   Capitalized borrowing costs

The consolidated capitalized borrowing costs for the semester ended June 30, 2018 were R$6 (R$6 for the semester ended June 30, 2017). The rate used to determine the borrowing costs eligible for capitalization was 101.50% of the CDI (102.21% of the CDI for the period ended June 30, 2017), corresponding to the effective interest rate on the Company’s borrowings.

14.2.   Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
Additions	172	212	634	423
Finance lease	-	-	-	-
Capitalized borrowing costs	(2)	(3)	(6)	(6)
Property and equipment financing - Additions	(157)	(22)	(412)	(205)
Property and equipment financing - Payments	230	80	495	341
Total	243	267	711	553

14.         Property and equipment – Continued

14.3.   Other information

On June 30, 2018, the Company and its subsidiaries recorded in the cost of sales the amount of R$20 in the parent company (R$23 on June 30, 2017) and R$25 in consolidated (R$26 on June 30, 2017) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2017 and there were no significatives discrepancies indicating loss or need to perform a new impairment test on June 30, 2018.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2017, in note 15.

	Parent Company
	Balance at 12.31.2017	Additions	Amortization	Balance at 06.30.2018
Goodwill - retail	501	-	-	501
Commercial rights - retail	46	-	-	46
Software and implementation	509	61	(42)	528
Software capital leasing	137	-	(21)	116
Total	1,193	61	(63)	1,191

		Consolidated
	Balance at 12.31.2017	Addi-tions	Amorti-zation	Write-offs	Transfer	Assets held for sale and discontinued operations (*)	Balance at 06.30.2018
Goodwill - retail	1,107	-	-	-	-	-	1,107
Tradename - cash and carry	39	-	-	-	-	-	39
Commercial rights - retail	86	-	-	-	-	-	86
Software	551	212	(45)	(8)	6	(141)	575
Software capital leasing	141	-	(22)	-	-	-	119
Total	1,924	212	(67)	(8)	6	(141)	1,926

 (*) See note 31.

In the Parent Company, the balance of accumulated cost on June 30, 2018 is R$2,816 (R$2,754 on December 31, 2017) and of accumulated amortization R$1,625 (R$1,561 on December 31, 2017). In the Consolidated the balance of accumulated cost on June 30, 2018 is R$3,828 (R$3,757 on December 31, 2017) and of accumulated amortization R$1,902 (R$1,833 on December 31, 2017).

15.         Intangible assets – Continued

15.1.   Impairment testing of goodwill, brands and intangible assets with indefinite useful life

Goodwill and intangible assets were tested for impairment as of December 31, 2017 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended  December 31, 2017.

The Company has not observed any significant changes that would indicate to perform a new impairment test as of June 30, 2018.

15.2.   Additions to intangible assets for reconcile cash flow presentation purposes:

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
Additions	61	28	212	56
Finance lease	-	-	-	(5)
Intangible assets financing - Payments	-	4	-	69
Total	61	32	212	120

16.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2017, in note 17.

16.1.     Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 16.4)	100.89% of CDI	3,838	3,015	3,838	3,015
		3,838	3,015	3,838	3,015

Borrowings and financing
Local currency
BNDES	3.89% per year	6	7	40	45
Working capital	105.90% of CDI	286	285	287	285
Working capital	TR + 9.80% per year	19	19	118	125
Finance lease (note 21)		156	181	167	195
Swap contracts (note 16.7)	101.44% of CDI	(3)	(3)	(20)	(19)
Borrowing cost		(1)	(2)	(4)	(4)
		463	487	588	627
Foreign currency (note 16.5)
Working capital	USD + 3.33% per year	655	333	1,308	664
Working capital	EURO + 1.56% per year	226	200	226	200
Swap contracts (note 16.7)	103.26% of CDI	(59)	53	(108)	55
Borrowing cost		-	(1)	-	(1)
		822	585	1,426	918
Total		5,123	4,087	5,852	4,560

Current assets		32	-	38	-
Noncurrent assets		34	12	101	28
Current liabilities		1,521	1,223	1,820	1,251
Noncurrent liabilities		3,668	2,876	4,171	3,337

16.  Borrowings and financing – Continued

16.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2017	4,087	4,560
Additions - working capital	1,488	4,362
Accrued interest	138	307
Accrued swap	(62)	(157)
Mark-to-market	2	3
Monetary and exchange rate changes	81	182
Borrowing cost	6	6
Interest paid	(110)	(303)
Payments	(451)	(3,441)
Swap paid	(56)	(62)
Liabilities related to assets held for sale (note 31)	-	395
At June 30, 2018	5,123	5,852

	Parent Company	Consolidated
At December 31, 2016	5,538	5,869
Additions - working capital	1,868	4,708
Accrued interest	197	410
Accrued swap	38	74
Mark-to-market	13	12
Monetary and exchange rate changes	21	7
Borrowing cost	4	4
Interest paid	(491)	(761)
Payment	(2,468)	(5,403)
Swap paid	(125)	(226)
Liabilities related to assets held for sale (note 31)	-	381
At June 30, 2017	4,595	5,075

16.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	2,609	2,965
From 2 to 3 years	990	1,011
From 3 to 4 years	5	23
From 4 to 5 years	5	21
After 5 years	30	58
Subtotal	3,639	4,078

Borrowing costs	(5)	(8)
Total	3,634	4,070

16.  Borrowings and financing – Continued

16.4.         Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company and Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	06.30.2018	12.31.2017

12th Issue of Debentures – CBD	No preference	900	900,000	09/17/14	09/12/19	107.00% of CDI	1,020	918	921
13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,002	1,015	1,014
14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,013	1,094	1,096
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,030	824	-
Borrowing cost								(13)	(16)
Parent Company/Consolidated								3,838	3,015

Current liabilities								500	481
Noncurrent liabilities								3,338	2,534

16.    Borrowings and financing – Continued

16.5.Borrowings in foreign currencies

On June 30, 2018 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

16.6.Guarantees

The Company has signed promissory notes for some loan contracts.

16.7.             Swap contracts

The Company and its Brazilian subsidiaries use swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate of CDI in June 2018 was 7.35% (12.85% in June 30, 2017).

16.8.Financial covenants

In connection with the debentures and a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At June 30, 2018, GPA was in compliance with these covenants.

17.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2017, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	06.30.2018	12.31.2017	06.30.2018	12.31.2017
		Restated		Restated
Financial assets:
Amortized cost
Related parties - assets	241	206	30	25
Trade receivables and other receivables	839	872	1,080	1,133
Fair value through profit or loss
Cash and cash equivalents	2,202	2,868	3,054	3,792
Financial instruments – Fair value hedge	66	12	139	28
Fair value through other comprehensive income
Trade receibles with credit card companies and sales vouchers	79	336	133	474
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(395)	(387)	(144)	(153)
Trade payables	(3,771)	(5,377)	(6,369)	(8,128)
Financing for purchase of assets	(29)	(95)	(39)	(116)
Debentures	(3,838)	(3,015)	(3,838)	(3,015)
Borrowings and financing	(448)	(470)	(490)	(520)
Fair value through profit or loss
Loans and financing	(899)	(552)	(1,652)	(989)
Financial instruments – Fair Value Hedge	(4)	(62)	(11)	(64)

The fair value of other financial liabilities detailed in table above approximates the carrying amount based on the existing terms and conditions. The borrowings and financing measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

17.    Financial instruments - Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

There were no changes as to objectives, policies or processes during the period ended on June 30, 2018. The capital structure is presented as follows:

	Parent Company		Consolidated
	06.30.2018	12.31.2017	06.30.2018	12.31.2017
		Restated		Restated
Cash and cash equivalents	2,202	2,868	3,054	3,792
Financial instruments – Fair value hedge	66	12	139	28
Borrowings and financing	(5,189)	(4,099)	(5,991)	(4,588)
Other liabilities with related parties (note 12.2) (*)	(139)	(145)	(139)	(145)
Net debt	(3,060)	(1,364)	(2,937)	(913)

Shareholders’ equity	(10,751)	(10,188)	(13,740)	(13,041)

Net debt to equity ratio	28%	13%	21%	7%

(*) Represents the trade payable to Greenyellow related purchase of equipment.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of June 30, 2018.

    a) Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	995	231	9	1,235
Debentures and promissory note	693	3,631	-	4,324
Derivative financial instruments	(10)	(26)	-	(36)
Finance lease	58	121	146	325
Trade payables	3,771	-	-	3,771
Total	5,507	3,957	155	9,619

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,315	722	63	2,100
Debentures and promissory note	693	3,631	-	4,324
Derivative financial instruments	3	(71)	(1)	(69)
Finance lease	65	130	150	345
Trade payables	6,369	-	-	6,369
Total	8,445	4,412	212	13,069

17.    Financial instruments – Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii)           Derivative financial instruments

		Consolidated
		Notional value		Fair value
		06.30.2018	12.31.2017	06.30.2018	12.31.2017
Swap with hedge
Hedge object (debt)		1,542	1,039	1,652	989

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	118	125
US$ + fixed	USD+3.33% per year	1,195	692	1,307	663
EUR + fixed	EUR+1.56%per year	220	220	227	200
		1,542	1,039	1,652	988
Short position (sell)
	103.13% of CDI	(1,542)	(1,039)	(1,524)	(1,024)

Hedge position - asset		-	-	139	28
Hedge position - liability		-	-	(11)	(64)
Net hedge position		-	-	128	(36)

Realized and unrealized gains and losses on these contracts during the semester ended on June 30, 2018 are recorded in financial income (expenses), net and the balance receivable at fair value is R$128 (balance payable of R$36 as of December 31, 2017), recorded in line item “Financial Instruments – Fair Value Hedge” in the assets and “Borrowings and financing” in the liabilities.

The effects of the fair value hedge recorded in the Statement of Operations for the semester ended June 30, 2018 were a gain of R$151 (gain of R$95 as of June 30, 2017).

17.2.     Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$4.10 on the due date, and the weighted interest rate weighted was 7.41% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, in note 17.2.

17.  Financial instruments – Continued

17.2.Sensitivity analysis of financial instruments – Continued

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

			Market projection
Operations	Risk (CDI variation)	Balance at 06.30.2018	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	101.44% do CDI	(98)	(196)	(200)	(203)
Fair value hedge of exchange rate	103.26% do CDI	(1,426)	(1,628)	(1,652)	(1,676)
Debentures	105.94% do CDI	(1,742)	(1,884)	(1,919)	(1,954)
Debentures (1st issue CRA)	97.50% do CDI	(1,014)	(1,097)	(1,117)	(1,138)
Debentures (2nd issue CRA)	96.00% do CDI	(1,094)	(1,183)	(1,205)	(1,228)
Bank loans	105.09% do CDI	(287)	(308)	(313)	(318)
Leases	100.19% do CDI	(49)	(53)	(54)	(55)
Leases	100.00% do CDI	(4)	(4)	(4)	(4)
Leases	95.00% do CDI	(72)	(77)	(79)	(80)
Total borrowings and financing exposure		(5,786)	(6,430)	(6,543)	(6,656)

Cash and cash equivalents (*)	94.22% of CDI	2,762	2,950	2,997	3,044
Net exposure		(3,024)	(3,480)	(3,546)	(3,612)
Net effect - loss			(456)	(522)	(588)

(*) Weighted average

17.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

17.  Financial instruments – Continued

17.3.Fair value measurements - Continued

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount	Fair value
	06.30.2018	06.30.2018	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers (FVOCI)	133	133	2
Swaps	128	128	2
Borrowings and financing (FVPL)	(1,652)	(1,652)	2
Borrowings and financing and debentures (amortized cost)	(4,328)	(4,305)	2
Total	(5,719)	(5,696)

There were no changes between the fair value measurements levels in the semester ended June 30, 2018.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

17.  Financial instruments – Continued

17.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	06.30.2018	12.31.2017	06.30.2018	12.31.2017

Exchange swaps registered with CETIP
(US$ x CDI)

	Agricole	EUR 50	10/07/2015	10/08/2018	3	(24)	5	(20)
	Scotiabank	US$ 50	01/15/2016	01/16/2018	-	(42)	-	(42)
	Scotiabank	US$ 50	09/29/2017	09/29/2020	36	9	31	9
	Scotiabank	US$ 50	02/16/2018	12/21/2018	27	-	28	-
	Bradesco	US$ 70	06/11/2018	12/27/2018	(6)	-	(4)	-
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	50	(3)	42	(2)
	Bradesco	US$ 70	06/18/2018	06/13/2019	4	-	6	-

Interest rate swap registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/05/2026	1	1	3	3
	Itaú BBA	R$ 54	01/14/2015	01/05/2027	3	3	9	8
	Itaú BBA	R$ 52	05/26/2015	05/05/2027	2	2	8	8
					120	(54)	128	(36)

18.     Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2017, in note 19.

18.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	06.30.2018	12.31.2017	06.30.2018	12.31.2017

Taxes payable in installments - Law 11,941/09	469	511	469	511
Taxes payable in installments – PERT	171	174	171	176
ICMS	45	42	60	65
PIS and COFINS	14	49	15	52
Provision for income tax and social contribution	-	-	49	38
Withholding Income Tax	-	12	-	13
INSS	3	2	4	4
Other	3	4	13	8
	705	794	781	867

Current	188	228	264	301
Noncurrent	517	566	517	566

18.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	150
From 2 to 3 years	100
From 3 to 4 years	83
From 4 to 5 years	77
After 5 years	107
517

19.    Income tax and social contribution

19.1.             Income tax and social contribution expense reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2017, in note 20.

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
		Restated		Restated
Incomet before income tax and social contribution	578	318	752	379
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(144)	(80)	(259)	(130)
Tax penalties	(7)	(12)	(9)	(12)
Share of profit of associates	139	51	(8)	(6)
Interest on own capital (*)	42	-	42	-
Tax credits	12	-	12	-
Other permanent differences (nondeductible)	4	-	9	6
Effective income tax and social contribution	46	(41)	(213)	(142)

Income tax and social contribution for the period:
Current	1	(38)	(112)	(201)
Deferred	45	(3)	(101)	59
Deferred income tax and social contribution expense	46	(41)	(213)	(142)
Effective rate	-7,96%	12,89%	28,32%	37,47%

CBD does not pay social contribution based on a final favorable court decision in the past; therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

The semester income tax expense is calculated in accordance with IAS 34 / CPC 21 (R1). This rule requests the companies recognize the income tax expense in its interim statements with the same base used in the complete annual financial statement.

19.    Income tax and social contribution - Continued

19.2.Breakdown of deferred income tax and social contribution

	Parent Company
	06.30.2018			12.31.2017
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	244	-	244	178	-	178
Provision for contingencies	205	-	205	204	-	204
Goodwill tax amortization	-	(56)	(56)	-	(54)	(54)
Mark-to-market adjustment	-	-	-	-	(1)	(1)
Technological innovation – future realization	-	(12)	(12)	-	(13)	(13)
Depreciation of fixed assets as per tax rates	-	(125)	(125)	-	(111)	(111)
Unrealized gains with tax credits	-	(184)	(184)	-	(185)	(185)
Other	87	(5)	82	95	(1)	94
Deferred income tax and social contribution assets (liabilities) gross	536	(382)	154	477	(365)	112
Compensation	(382)	382	-	(365)	365	-
Deferred income tax and social contribution assets (liabilities), net	154	-	154	112	-	112

	Consolidated
	06.30.2018			12.31.2017
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	260	-	260	200	-	200
Provision for contingencies	290	-	290	289	-	289
Goodwill tax amortization	-	(593)	(593)	-	(585)	(585)
Mark-to-market adjustment	-	(3)	(3)	-	(7)	(7)
Technological innovation – future realization	-	(12)	(12)	-	(13)	(13)
Depreciation of fixed assets as per tax rates	-	(126)	(126)	-	(112)	(112)
Unrealized gains with tax credits	-	(314)	(314)	-	(185)	(185)
Other	134	(10)	124	149	(5)	144
Deferred income tax and social contribution assets (liabilities) gross	684	(1,058)	(374)	638	(907)	(269)
Compensation	(510)	510	-	(513)	513	-
Deferred income tax and social contribution assets (liabilities), net	174	(548)	(374)	125	(394)	(269)

19.  Income tax and social contribution – Continued

19.2.   Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	190	237
From 1 to 2 years	47	84
From 2 to 3 years	51	84
From 3 to 4 years	54	85
From 4 to 5 years	194	194
	536	684

19.3.Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
		Restated		Restated
At the beginning of the period	108	155	(273)	(147)
Adjustment related to IFRS 9	4	3	4	3
Restated opening balance	112	158	(269)	(144)
Expense for the period – continued operations	45	(3)	(101)	59
Expense for the period – discontinued operations	-	-	(95)	128
Income Tax related to OCI - continued operations	(2)	4	(2)	12
Income Tax related to OCI - discontinued operations	-	-	(4)	-
Special program on tax settlements - PERT	(1)	-	(2)	(89)
Assets held for sale and discontinued operations (see note 31)	-	-	99	(46)
At the end of the period	154	159	(374)	(80)

20.  Provision for contingencies

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1.   Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	73	363	274	81	21	812
Additions	-	71	50	33	15	169
Payments	-	(2)	(27)	(6)	(11)	(46)
Reversals	-	(14)	(38)	(42)	(12)	(106)
Monetary adjustment	2	4	17	6	2	31
Balance at June 30, 2018	75	422	276	72	15	860

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	109	428	254	80	20	891
Additions	25	16	64	18	14	137
Payments	-	-	(20)	(4)	(3)	(27)
Reversals	(50)	(42)	(29)	(20)	(5)	(146)
Monetary adjustment	(18)	1	17	6	2	8
Transfer to installments taxes	-	(89)	-	-	-	(89)
Balance at June 30, 2017	66	314	286	80	28	774

20.2.   Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	74	563	331	105	34	1,107
Additions	35	79	432	183	24	753
Payments	-	(2)	(336)	(89)	(13)	(440)
Reversals	-	(43)	(413)	(139)	(15)	(610)
Monetary adjustment	3	(3)	57	18	3	78
Liabilities related to assets available to sell and discontinued operations (see Note 31)	(37)	(7)	266	21	(5)	238
Balance at June 30, 2018	75	587	337	99	28	1.126

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	148	586	302	109	32	1,177
Additions	146	21	311	64	30	572
Payments	(15)	(23)	(114)	(26)	(6)	(184)
Reversals	(89)	(64)	(56)	(46)	(18)	(273)
Monetary adjustment	(30)	16	58	10	3	57
Transfer to installments taxes	-	(89)	-	-	-	(89)
Liabilities related to assets available to sell and discontinued operations (see Note 31)	(95)	17	(162)	(5)	1	(244)
Balance at June 30, 2017	65	464	339	106	42	1,016

20.  Provision for contingencies - Continued

20.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

20.3.1.   PIS and COFINS

Since the adoption of the noncumulative regime to calculate PIS and COFINS, Company and its subsidiaries have challenged the right to deduct ICMS from the calculation basis for both contributions. On March 15, 2017, STF ruled that ICMS should be excluded from the calculation basis of PIS/Cofins, in accordance to the thesis pleaded by the Company.

Since the decision of the STF on March 15, 2017, the procedural steps were within the anticipated by our legal advisors without any change in the management's judgment regarding the reversal of the provision for lawsuits on this previously registered subject, however without there being a final decision expected on the subject, related to the judgment of the appeal filed by the prosecution. The Company and its external legal counsel estimate that the decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company, nevertheless, the elements of the process still pending of decision do not allow the recognition of the asset related to the credits to be measured since the Company started the claim in 2003. According to the preliminary evaluation, based on the available information on December 31, 2017, the Company estimates the potential of its tax credits for the retail activity in the second quarter of 2018 to be between R$1,300 to R$1,650. The portion related to Assai are in process of calculation.

Still in relation to the theme, as disclosed in Via Varejo’s financial statements of June 30, 2018, the tax credits for this subsidiary, classified as discontinued operations, were estimated approximately R$1,382, begin R$949 of discontinued operations and R$ 433 of continued operations is attributed to the Company due to an agreement between shareholders and the Company.

Regarding the remainder accrued amount for other discussions related to PIS and COFINS includes challenging of tax offset and other small amounts, as of June 30, 2018 represent R$222, being R$75 of continued operations and R$147 of discontinued operations (R$184 as of December 31, 2017, being R$74 of continued operation and R$110 of discontinued operations).

20.  Provision for contingencies – Continued

20.3.Tax – Continued

20.3.2.               Tax claims

After entering in the special program on tax settlements, the Company analyzed the other tax claims, together with its external legal counsel, and determined them to be as probable losses and accrued by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) other minor issues. The amount accrued for these matters as of June 30, 2018 is R$177 of continued operation (R$184 as of December 31, 2017, beging R$183 of continued (operation and R$1 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$125 as of June 30, 2018 (R$142 as of December 31, 2017) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$205 (R$167 in December 31, 2017) representing the best estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

20.3.3.               Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of June 30, 2018 is R$88 being R$80 of continued operation and R$8 of discontinued operations (R$72 of continued operation as of December 31, 2017 being R$71 of continued operation and R$1 of discontinued operations).

20.3.4.               Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As of June 30, 2018, the recorded amount is R$91 (R$90 as of December 31, 2017). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

20.    Provision for contingencies – Continued

20.4.Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2018, the Company recorded a provision of R$1,024, being R$337 for continued operations and R$687 for discontinued operations (R$1,284 as of December 31, 2017, being R$331 for continued operations and R$953 for discontinued operations). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5.Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•       The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid and the amounts claimed by the adverse party in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of June 30, 2018, the amount accrued for these lawsuits is R$114, being R$64 for continued operations and R$50 for discontinued operations (R$125 as of December 31, 2017, being R$61 for continued operations and R$64 for discontinued operations), for which there are no escrow deposits.

•       The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss .On June 30, 2018 the amount of this provision is R$41, being R$28 for continued operations and R$13 for discontinued operations (R$43 on December 31, 2017, being R$34 for continued operations and R$9 for discontinued operations).

•       As of June 30, 2018, the amount accrued related to other civil matters is R$131, being R$35 for continued operation R$96 for discontinued operations (R$146 as of December 31, 2017, being R$ 44 for continued operation R$102 for discontinued operations).

Total civil lawsuits and others as of June 30, 2018 amount to R$286, being R$127 for continued operations and R$159 for discontinued operations (R$314 as of December 31, 2017, being R$139 for continued operations and R$175 for discontinued operations).

20.    Provision for contingencies – Continued

20.6.                Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance from shareholders is of R$11,840, being R$10,230 for continued operations and R$1,610 for discontinued operations as of June 30, 2018 (R$11,778 as of December 31, 2017, being R$10,159 for continued operations and R$1,619 for discontinued operations), and are mainly related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$496, being R$464 for continued operations and R$32 for discontinued operations as of June 30, 2018 (R$474 as of December 31, 2017, being R$443 for continued operations and R$31 for discontinued operations). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$87 of income tax and social contribution (R$85 at December 31, 2017). The lawsuits await administrative and court ruling. The amount involved is R$987, being R$846 for continued operations and R$141 for discontinued operations as of June 30, 2018 (R$964 as of December 31, 2017, being R$826 for continued operations and R$138 for discontinued operations).

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products (“produtos monofásicos”), among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,352, being R$1,917 for continued operations and R$435 for discontinued operations as June 30, 2018 (R$2,124 as of December 31, 2017, being R$1,705 for continued operations and R$419 for discontinued operations).

20.    Provision for contingencies – Continued

20.6.       Other non-accrued contingent liabilities – Continued

•         ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$7,020, being R$6,274 for continued operations and R$746 for discontinued operations as of June 30, 2018 (R$7,246 as of December 31, 2017, being R$6,493 for continued operations and R$753 for discontinued operations), which await a final decision at the administrative and court levels. With the amendment of the ICMS Regulation of the State of São Paulo, the Company filed a request for a debt review, in the face of the fines when there were changes in the criterion, which was accepted by SEFAZ, resulting in a reduction of R$ 431 through payment of R$5, which occurred in April and May 2018.

•      Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$304 being R$164 for continued operations and R$140 for discontinued operations as June 30, 2018 (R$281 as of December 31, 2017, being R$150 for continued operations and R$131 for discontinued operations), which await decision at the administrative and court levels.

•      Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$681, being R$565 for continued operations and R$116 for discontinued operations as June 30, 2018 (R$689 as of December 31, 2017, being R$542 for continued operations and R$147 discontinued operations).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,248 on June 30, 2018 (R$1,223 on December 31, 2017).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of June 30, 2018 the estimated amount, in case of success in all lawsuits, is approximately R$198, being R$178 for continued operations and R$20 for discontinued operations (R$201 as of December 31, 2017, being R$182 for continued operations and R$19 for discontinued operations).

20.    Provision for contingencies – Continued

20.7.                Restriced deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Tax	159	138	228	204
Labor	432	423	481	474
Civil and other	24	33	33	42
Regulatory	15	15	42	42
Total	630	609	784	762

20.8.Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	06.30.2018	12.31.2017	06.30.2018	12.31.2017	06.30.2018	12.31.2017

Tax	835	858	7,663	7,324	8,498	8,182
Labor	3	3	123	91	126	94
Civil and other	9	-	200	125	209	125
Regulatory	3	6	168	154	171	160
Total	850	867	8,154	7,694	9,004	8,561

The cost of letter of guarantees is approximately 0.75% per year of the amount of the lawsuits and is recorded as expense.

20.9.             Cnova N.V. litigation

Our subsidiary Cnova N.V., a Dutch public limited company, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, were named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York, related to the assumption of internal investigation, concluded on July 22, 2016, conducted by Cnova N.V., Cnova Brasil e its advisors. In October 11, 2017 the Court for the Southern District of New York approved preliminarily an agreement with the plaintiffs’ shareholders.

Subject to the settlement agreement’s terms, a fund of $28.5 million will become available by Cnova N.V. for distribution amongst the former Cnova shareholders as well as to the plaintiffs’ lawyers. A portion of this amount will be used to cover the settlement fund’s administrative costs. In addition, subject to the terms of the settlement, all defendants are acquitted of all liability emanating from the allegations made in the class action suit. Following the March 15, 2018 hearing, the court entered on March 19, 2018 the final order giving the definitive approval to the settlement, closing the judicial proceedings with the United States District Court for the Southern District of New York and releasing defendants of the claims alleged against them accordingly. In the coming period, notices will be sent by the plaintiffs’ lawyer with more information concerning the settlement. The vast majority of this settlement amount was funded by Cnova N.V. insurers. The remainder as well as all expected related costs were covered by Cnova’s provision recorded in 2016 representing insurance deductible and total legal costs. Accordingly, the settlement has no material impact on Cnova N.V. net results.

20.       Provision for contingencies – Continued

20.9.                Cnova N.V. litigation - Continued

In a separate potential action the SEC might eventually take, sanctions might be imposed on the Cnova N.V.  as a result of the analysis of facts from the internal review concluded at the end of the first half of 2016 by the Company and the advisors retained by the Board of Directors.

21.  Leasing transactions

21.1.Operating lease

(i)   Minimum rental payment on termination of lease agreements

The Company analyzed and concluded that the rental agreements are cancelable over their term. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental through the end of the agreements, as demonstrated in the table below:

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
Minimum rental payments
Minimum payments on the termination date	362	334	405	367
	362	334	405	367

(ii)   Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses (income) for the period	06.30.2018	06.30.2017	06.30.2018	06.30.2017
Contingent payments	202	235	215	252
Non contingent payments	142	123	232	202
Sublease rentals (*)	(86)	(78)	(94)	(81)

(*) Refers to lease agreements receivable from commercial shopping malls.

21. Leasing transactions - Continued

21.2.Finance lease

Finance lease agreements amounted to R$167 as of June 30, 2018 (R$195 on December 31, 2017), as shown in the table below:

	Parent Company		Consolidated
	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Financial lease liability –minimum rental payments:
Up to 1 year	45	46	50	51
1 - 5 years	87	110	92	117
Over 5 years	24	25	25	27
Present value of finance lease agreements	156	181	167	195

Future financing charges	169	175	178	185
Gross amount of finance lease agreements	325	356	345	380

22.    Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on Deferred revenue was presented in the annual financial statements for 2017, in note 23.

	Parent Company		Consolidated
	06.30.2018	12.31.2017	06.30.2018	12.31.2017

Future commitment (*)	59	-	59	-
Back lights	-	-	53	104
Additional or extended warranties	23	27	23	27
Barter agreement	-	-	-	14
Services rendering agreement - Allpark	12	13	12	13
Lease income	11	-	11	-
Others	8	10	8	10
	113	50	166	168

Current	98	28	151	146
Noncurrent	15	22	15	22

(*) Regarding to the commitment of sale a distribution center.

23.  Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2017, in note 24.

23.1. Capital stock

The subscribed and paid-up capital as of June 30, 2018 is represented by 266,630 (266,579 on December 31, 2017) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 on December 31, 2017) and 166,950 in thousands of preferred shares (166,899 on December 31, 2017).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 19, 2018 and April 26, 2018, was approved capital increases amounting to R$1 (R$11 on December 31, 2017) through the issuance of 50 thousands preferred shares (487 thousands of preferred shares on December 31, 2017). On June 30, 2018, the capital stock is R$ 6,823 (R$ 6,822 on December 31, 2017).

23.2.   Stock option plan for preferred shares

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B5 and C5 series: (a) dividend expectation of 0.41%, (b) volatility expectation of nearly 36.52% and (c) the weighted average interest rate of 9.29%.

		Exercise price				Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect
Balance at June 30, 2018
Série B2	05/29/2015	06/01/2018	11/30/2018	0.01	0.01	337	(129)	(38)	170
Série C2	05/29/2015	06/01/2018	11/30/2018	77.27	77.27	337	-	(82)	255
Série B3	05/30/2016	05/30/2019	11/30/2019	0.01	0.01	823	(262)	(56)	505
Série C3	05/30/2016	05/30/2019	11/30/2019	37.21	37.21	823	(255)	(72)	496
Série B4	05/31/2017	05/31/2020	11/30/2020	0.01	0.01	537	(155)	(35)	347
Série C4	05/31/2017	05/31/2020	11/30/2020	56.78	56.78	537	(155)	(44)	338
Série B3 –Tranche 2	04/27/2018	05/30/2019	11/30/2019	0.01	0.01	95	-	-	95
Série C3 - Tranche 2	04/27/2018	05/30/2019	11/30/2019	56.83	56.83	95	-	-	95
Série B5	05/31/2018	05/31/2021	11/30/2021	0.01	0.01	499	-	-	499
Série B5	05/31/2018	06/30/2018	06/30/2018	0.01	0.01	95	(95)	-	-
Série C5	05/31/2018	05/31/2021	11/30/2021	62.61	62.61	499	-	-	499
Série C5	05/31/2018	06/30/2018	06/30/2018	62.61	62.61	95	(95)	-	-
						4,772	(1,146)	(327)	3,299

23.  Shareholders’ equity – Continued

23.2.Stock option plan for preferred shares - Continued

The movimentation of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$
At December 31, 2017	2,539	29,48	1.53

Granted during the period	1,378	30,91
Cancelled during the period	(114)	34,09
Exercised during the period	(504)	39,10
Outstanding at the end of the period	3,299	28,49	1.61
At June 30, 2018	3,299	28,49	1.61

The weighted average of the provided options fair value at June 30, 2018 were R$46,57 (R$39.07 on December 31, 2017).

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the June 30, 2018 were R$10 (R$14 at the June 30, 2017).

23.3.Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V.. The effect in the Parent Company was R$31 (R$17 at the December 31, 2017).

23.4.Tax incentive reserve

On June 29, 2018, was approved in extraordinary shareholders’ meeting the proposal the management to reallocate the amount R$48 arising from tax incentives treated as subsidies for investments granted to the Company in the years of 2013 to 2017, initially destined to the expansion reserve.

24.  Net operating revenue

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
Gross sales
Goods	13,733	13,948	25,075	23,146
Services rendered and others	229	172	251	174
Sales returns and cancellations	(234)	(250)	(255)	(267)
	13,728	13,870	25,071	23,053

Taxes on sales	(1,047)	(1,071)	(1,953)	(1,838)

Net operating revenues	12,681	12,799	23,118	21,215

25.    Expenses by nature

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
		Restated		Restated
Cost of inventories	(8,427)	(8,083)	(16,703)	(15,127)
Personnel expenses	(1,669)	(1,761)	(2,322)	(2,271)
Outsourced services	(248)	(255)	(320)	(305)
Functional expenses	(896)	(961)	(1,182)	(1,196)
Selling expenses	(486)	(459)	(634)	(576)
Other expenses	(270)	(269)	(330)	(297)
	(11,996)	(11,788)	(21,491)	(19,772)

Cost of sales	(9,073)	(8,730)	(17,473)	(15,861)
Selling expenses	(2,566)	(2,672)	(3,526)	(3,422)
General and administrative expenses	(357)	(386)	(492)	(489)
	(11,996)	(11,788)	(21,491)	(19,772)

26.    Other operating expenses, net

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017

Tax installments and other tax risks	(40)	(180)	(19)	(155)
Restructuring expenses	(60)	(45)	(62)	(74)
Losses on disposal of fixed assets	(1)	(37)	(52)	(44)
Others	-	(2)	-	(1)
Total	(101)	(264)	(133)	(274)

27.    Financial income (expenses), net

	Parent Company		Consolidated
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
Finance expenses:
Cost of debt	(166)	(294)	(184)	(311)
Cost of the discounting receivables	(66)	(52)	(86)	(73)
Monetary restatement loss	(65)	(43)	(52)	(46)
Other finance expenses	(22)	(33)	(36)	(38)
Total financial expenses	(319)	(422)	(358)	(468)

Financial income:
Income from short term instruments	14	25	15	27
Monetary restatement gain	44	54	58	68
Other financial income	6	7	6	3
Total financial income	64	86	79	98
Total	(255)	(336)	(279)	(370)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

28.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2017, in note 29.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	06.30.2018			06.30.2017
	Preferred	Common	Total	Preferred	Common	Total
				Restated
Basic numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	349	190	539	153	84	237
Net income (loss) allocated to common and preferred shareholders - discontinued operations	57	32	89	10	6	16
Net income (loss) allocated to common and preferred shareholders	406	222	628	163	90	253

Basic denominator (millions of shares)
Weighted average of shares	167	100	267	166	100	266

Basic earnings per millions of shares (R$) - continued operations	2.09376	1.90342		0.92378	0.83980
Basic earnings per millions of shares (R$) - discontinued operations	0.34481	0.31347		0.06297	0.05724
Basic earnings per millions of shares (R$) - total	2.43858	2.21689		0.98675	0.89705

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	349	190	539	153	84	237
Net income (loss) allocated to common and preferred shareholders - discontinued operations	57	32	89	10	6	16
Net income (loss) allocated to common and preferred shareholders	406	222	628	163	90	253

Diluted denominator
Weighted average of shares (in millions)	167	100	267	166	100	266
Stock options	1	-	1	1	-	1
Diluted weighted average of shares (millions)	168	100	268	167	100	267

Diluted earnings per millions of shares (R$) – continued operations	2.08131	1.90181		0.91996	0.83962
Diluted earnings per millions of shares (R$) – discontinued operations	0.34216	0.31185		0.06263	0.05706
Diluted earnings per millions of shares (R$) – total	2.42347	2.21366		0.98259	0.89668

29.    Segment information

The information about segments was presented in the annual financial statements of 2017, in note 30 Management considers the following segments:

•       Food retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Home appliances and e-commerce segments are presented as discontinued operations at the June 30, 2018 and 2017 (as per note 31) and kept in this note for purposes of reconciliation as consolidated accounting information.

Information on the Company’s segments as of June 30, 2018 is included in the table below:

29.      Segment information – Continued

Description	Food Retail (*)		Cash & Carry		Assets held for sale and discontinued operations (**)		Subtotal		Eliminations/ Others(***)		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		Restated		Restated		Restated		Restated		Restated		Restated
Net operating revenues	12,782	12,903	10,336	8,312	-	-	23,118	21,215	-	-	23,118	21,215
Gross profit	3,631	4,093	2,014	1,261	-	-	5,645	5,354	-	-	5,645	5,354
Depreciation and amortization	(308)	(298)	(111)	(82)	-	-	(419)	(380)	-	-	(419)	(380)
Share of profit of subsidiaries and associates	32	22	-	-	-	-	32	22	(76)	(62)	(44)	(40)
Operating income	302	517	805	294	-	-	1,107	811	(76)	(62)	1,031	749
Net financial expenses	(264)	(334)	(15)	(36)	-	-	(279)	(370)	-	-	(279)	(370)
Profit(loss) before income tax and social contribution	38	183	790	258	-	-	828	441	(76)	(62)	752	379
Income tax and social contribution	50	(56)	(263)	(86)	-	-	(213)	(142)	-	-	(213)	(142)
Net income (loss) for continued operations	88	127	527	172	-	-	615	299	(76)	(62)	539	237
Net income (loss) for discontinued operations	3	(24)	-	-	209	111	212	87	-	-	212	87
Profit (loss)	91	103	527	172	209	111	827	386	(76)	(62)	751	324

Current assets	6,742	7,187	3,056	3,090	21,656	22,996	31,454	33,273	(216)	(257)	31,238	33,016
Noncurrent assets	10,898	11,150	4,397	3,569	-	-	15,295	14,719	(40)	(28)	15,255	14,691
Current liabilities	6,420	7,966	3,532	3,414	16,320	17,897	26,272	29,277	(256)	(285)	26,016	28,992
Noncurrent liabilities	5,893	4,973	844	701	-	-	6,737	5,674	-	-	6,737	5,674
Shareholders' equity	5,327	5,398	3,077	2,544	5,336	5,099	13,740	13,041	-	-	13,740	13,041

(*) Food retail includes GPA Malls & Properties.

(**) See note 31.

(***) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

29.    Segment information – Continued

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	06.30.2018	06.30.2017
Assaí	10,336	8,312
Extra	7,606	8,015
Pão de Açúcar	3,345	3,200
Proximidade	561	549
Other business	1,270	1,139
Total net operating revenue	23,118	21,215

30.    Non cash transactions

During the semesters ended at June 30, 2018 and 2017 the Company had transactions that was not presented at the statement of cash flows as presented below:

•       Purchase of fixed assets not paid yet as note 14.3;

•       Purchase of intangible assets not paid yet as per note 15.3;

•       Deferred income tax as per note 19;

•       Additions of provisions for contingencies as per note 20;

•       Recognition of ICMS tax credits, according to note 11.

31.  Non current assets held for sale and discontinued operations

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2017, in note 32.

Composition:
Net assets Via Varejo (see note 31.1)	21,443
Property/lands held for sale CBD (*)	255
Total	21,698

(*) The Company began a process of sale the assests with carrying amount of R$255 composed of, two distribution centers and three lands, duly approved in the necessary administrative instances, with a high probability of sale. There is no evidence of sale of these assets in amount smaller than their carrying amount.

31.1.Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to dispose of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

During 2017, due to certain external factors out of the control of the Company, mainly related to the macro economic scenario, the process of sale of Via Varejo was not concluded within one year as initially planned. The plan to sell Via Varejo remains unchanged, and at the end of 2017, the Company revised the next steps and expects, along with its financial advisors, to close the sales process during 2018.

31.  Non current assets held for sale and discontinued operations – Continued

31.1.Ongoing transaction to dispose of Via Varejo subsidiary - Continued

Therefore, as required by CPC 31 – “Non-current assets held for sale and discontinued operations” (IFRS 5), the net results, of Via Varejo (and its subsidiary Cnova Brasil) is included in statement of operations as a single line, after taxes, and assets and liabilities balances are disclosed as held for sale and discontinued operations.

Statement of value added on June 30, 2018 and 2017 also discloses the discontinued operations as a single line, nevertheless, for cash flows there were no effects as per IFRS 5 being disclosed at this note the effect of discontinued operations. Non current assets and liabilities held for sale on June 30, 2018 were R$21,443 (R$22,753 on December 31, 2017) and R$16,269 (R$17,824 on December 31, 2017), respectively. The net effects on discontinued operations were a net income of R$212 at June 30, 2018 (net proft of R$87 at June 30, 2017).

Via Varejo shares are listed on B3 under ticker symbol “VVAR11” and “VVAR3”.

See below the summary of the consolidated statement of operations, balance sheet and cash flow statements of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Balance sheet (*):

	06.30.2018	12.31.2017
		Restated
Assets
Current
Cash and cash equivalents	945	3,559
Trade receivables (i)	3,545	3,750
Inventories	5,400	4,379
Recoverable taxes	570	219
Other current assets	174	168
Total current assets	10,634	12,075

Noncurrent
Trade receivables	181	201
Recoverable taxes	2,806	2,725
Other accounts receivable	980	962
Deferred income tax and social contribution	317	415
Related parties	454	539
Investment properties	92	81
Property and equipment	1,764	1,711
Intangible assets	4,428	4,287
Total noncurrent assets	11,022	10,921
Total assets	21,656	22,996

31.  Non current assets held for sale and discontinued operations – Continued

31.1.       Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Balance sheet (*):

	06.30.2018	12.31.2017
		Restated
Liabilities
Current
Trade payable, net	7,446	7,726
Structured payable program	114	437
Borrowings and financing (i)	3,488	3,802
Related parties	140	139
Other current liabilities (ii)	1,870	2,176
Total current liabilities	13,058	14,280

Noncurrent
Borrowings and financing (i)	358	397
Deferred income tax and social contribution	840	840
Other noncurrent liabilities (ii)	2,064	2,380
Total noncurrent liabilities	3,262	3,617
Shareholders’ equity	5,336	5,099
Total liabilities and shareholders’ equity	21,656	22,996

(*) Before intercompany eliminations with GPA in the amount R$213 of assets and R$51 of liabilities.

(i) Includes financed sales through CDCI, whose value on June 30, 2018 is R$ 2,388 in assets (R$ 2,251 at December 31, 2017) and R$ 3,411 in liabilities (R$ 3,466 on December 31, 2017).

(ii) Includes balance of R$1,338 on June 30, 2018 (R$1,374 on December 31, 2017) of deferred revenue related to the advance received from Zurich Seguros (extended warranty and insurance) and from Bradesco (cards transactions and banking correspondent).

Parent Company’s effects	Note	06.30.2018	12.31.2017
Reclassification of investment for held for sale	13.1	1,910	1,808
Reclassification of goodwill for held for sale	15	179	179
Assets held for sale and discontinued operations		2,089	1,987

31.    Non current assets held for sale and discontinued operations – Continued

31.1.   Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Statement of operations (*)	06.30.2018	06.30.2017
		Restated

Net operating revenue	13,209	12,344
Cost of sales	(9,097)	(8,477)
Gross profit	4,112	3,867
Operating income (expenses)
Selling, general and administrative expenses	(3,323)	(3,235)
Share of profit of associates	11	10
Other operating expenses, net	(83)	(189)
	(3,395)	(3,414)
Profit from operations before net financial result	717	453

Financial expenses, net	(373)	(338)

Income (loss) before income tax and social contribution	344	115

Income tax and social contribution	(127)	11

Net income (loss) for the year	217	126
Attributed to:
Controlling shareholders	94	54
Non-controlling shareholders	123	72

(*) Before eliminations of amounts of related parties with GPA.

Description	06.30.2018	06.30.2017
Net operating revenue	(20)	(16)
Cost of sales	(5)	(4)
Selling costs	1	1
General and administrative expenses	2	-
Financial result, net	10	1
Income tax and social contribution	3	4
Total	(9)	(14)

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences from prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued operations in the amount of R$4 as of June 30, 2018 (R$(24) as of June 30, 2017).

Cash flow	06.30.2018	06.30.2017
Cash flow used in operating activities	(1,804)	(2,657)
Net cash used in investing activities	(242)	(116)
Net cash used in financing activities	(568)	(507)
Cash variation in the period	(2,614)	(3,280)

32.    Subsequent events

32.1 Conversion of sharea Via Vajo

In a Board of Directors meeting of the subsidiary Via Varejo, happened on July 23rd, 2018, the Company proposed, and it was approved, the beginning of the conversion process of Via Varejo into the New Market of B3, covering the totality of the share of Via Varejo and consequent conversion of preferred shares into ordinary shares in the proportion of one to one. Moreover, the units program of Via Varejo will be terminated, having so forth each holder of an unit, which is currently represented by one ordinary share and two preferred, to have three ordinary shares of Via Varejo.

The next Board of Directors´ meeting of Via Varejo is supposed to happen until August 15 th, 2018, when it will be deliberated over the rules of the New Market, and immediately after, call a General Assembly to decide over the migration process and any other action required to implement the migration. There is no impacts of this decision in the Quarterly Financial Information as of June 30th, 2018.

Other information deemed as relevant by the Company

Shareholding at 6/30/2018

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 6/30/2018 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	94.32%	-	0.00%	94,019,178	35.26%
Jean-Charles Naouri	-	0.00%	1	0.00%	1	0.00%
Geant International BV*	-	0.00%	9,423,742	5.64%	9,423,742	3.53%
Segisor*	5,600,050	5.62%	-	0.00%	5,600,050	2.10%
Casino Guichard Perrachon*	1	0.00%	-	0.00%	1	0.00%
Almacenes Éxito S.A.*	1	0.00%	-	0.00%	1	0.00%
King LLC*	-	0.00%	852,000	0.51%	852,000	0.32%
Helicco Participações Ltda.	-	0.00%	581,600	0.35%	581,600	0.22%
Carmignac Gestion*	-	0.00%	13,576,698	8.13%	13,576,698	5.09%
Brandes Investment Partners, LP*	-	0.00%	8,510,442	5.10%	8,510,442	3.19%
Board of Executive Officers	-	0.00%	432,236	0.26%	432,236	0.16%
Board of Directors	-	0.00%	37,896	0.02%	37,896	0.01%
Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%
Others	60,621	0.06%	133,302,687	79.85%	133,363,308	50.02%
TOTAL	99,679,851	100.00%	166,949,888	100.00%	266,629,739	100.00%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding in units
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Casino Guichard Perrachon*	1	0.00%	-	0.00%	1	0.00%
Segisor*	217,402,606	97.23%	-	0.00%	217,402,606	97.23%
Bengal LLc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Oregon LLc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Pincher LLc*	1,961,612	0.88%	-	0.00%	1,961,612	0.88%
Almanacenes Éxito S.A.*	1	0.00%	-	0.00%	1	0.00%
Treasury Shares	-	0.00%	-	0.00%	-	0.00%
TOTAL	223,602,544	100.00%	-	0.00%	223,602,544	100%

Other information deemed as relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR					Shareholding in units
Quotaholder	Quotas	%	Preferred Shares	%	Number	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%	-	0.00%	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%	-	0.00%	887,239,543	50.00%
TOTAL	1,774,479,086	100%	-	0%	1,774,479,086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding in units
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
Almanacenes Éxito S.A.*	3,000	100.00%	-	0,00%	3,000	100,00%
TOTAL	3,000	100%	-	0%	3,000	100,00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ALMANACENES ÉXITO S.A.					Shareholding at 6/30/2018 (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	187,689,792	51.52%	-	0.00%	187,689,792	51.52%
Geant Fonciere B.V.	47,725,428	13.10%	-	0.00%	47,725,428	13.10%
Fondo de Pensiones Obligatorias Porvenir Moderado	24,518,315	6.73%	-	0.00%	22,047,343	6.73%
Other Shareholders	104,351,552	28.65%	-	0.00%	104,351,552	28.65%
TOTAL	364,285,087	100.00%	-	0.00%	364,285,087	100.00%

Other information deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2018					Shareholding (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.52%	110,476,573	41.49%

Management
Board of Directors	-	0.00%	432,236	0.26%	432,236	0.16%
Board of Executive Officers	-	0.00%	37,896	0.02%	37,896	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,389,827	93.08%	155,450,448	58.30%

Total	99,679,851	100.00%	166,949,888	100.00%	266,629,739	100.00%

Outstanding Shares	60,621	0.06%	155,859,959	93.36%	155,920,580	58.48%

					Shareholding at 6/30/2018 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.54%	110,476,573	41.58%

Management
Board of Directors	-	0.00%	217,762	0.13%	217,762	0.08%
Board of Executive Officers	-	0.00%	262,469	0.16%	262,469	0.10%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	154,997,476	93.05%	155,058,097	58.24%

Total	99,679,851	100.00%	166,567,636	100.00%	266,247,487	100.00%

Outstanding Shares	60,621	0.06%	155,477,707	93.34%	155,538,328	58.42%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 25, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.